U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


03058769

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
MAY 1 2 2003
WASH, D.C.
207
SECTION

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,2003.

P.E. 5-1-03

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 8, 2003

By: 

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer



KINGSWAY FINANCIAL SERVICES INC.

2002 Annual Report

Page 4

Corporate Profile

Kingsway Financial Services Inc. is one of the fastest growing property and casualty insurance companies in North America.

Kingsway has a proven track record of profitability. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company also operates in trucking, commercial automobile, property, motorcycle, standard automobile and other niche markets, where limited competition and an emphasis on underwriting profit provide the opportunity for above-average returns.

Kingsway is focused on building operating excellence through nine wholly-owned subsidiaries:

- Kingsway General Insurance Company
- York Fire & Casualty Insurance Company
- Jevco Insurance Company
- Universal Casualty Company
- American Service Insurance Company, Inc.
- Hamilton Risk Management Company
- Southern United Fire Insurance Company
- Lincoln General Insurance Company
- American Country Insurance Company
- Avalon Risk Management, Inc.

Kingsway Financial Services Inc.'s shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, under the trading symbol "KFS". Kingsway employs approximately 1,680 people in Canada and the United States and is headquartered in Mississauga, Ontario.

Contents

Note: all amounts in Canadian dollars unless otherwise stated.

The Kingsway Difference



Corporate Strategy

- Apply a specialty focus to regional markets
- Adhere to strict underwriting discipline
- Maintain a strong relationship with our brokers, agents and managing general agents (MGAs)
- Rigorously manage claims at a local level
- Expand in the United States and Canada

This strategy has enabled the Company to grow at a much faster rate than the North American property and casualty insurance industry. At the same time, the Company has outperformed the underwriting profitability of the industry by a wide margin in each of the past twelve years.

Kingsway General

York Fire

Jevco

Universal Casualty

American Service

Hamilton Group

Southern United

Lincoln General

American Country

Avalon

Operating Highlights

- Record gross premiums written of $2.12 billion, an increase of 99% over 2001
- Record net income of $79.5 million and diluted earnings per share of $1.61
- Return on equity of 13.8%
- Unearned premiums increased 83% to $776.3 million
- Arranged $66.5 million unsecured credit facility in May
- Acquired American Country Insurance Company, a Chicago based insurer of taxicabs in April
- Completed public offering of $78 million of senior unsecured debentures in December
- Completed private placement of U.S. $15 million in trust preferred securities in December


Gross Premiums Written
($ millions)
2000
1500
1000
500
0
409.2
508.6
643.0
1,065.3
2,124.7
98
99
00
01
02


Net Income
($ millions)
80
70
60
50
40
30
20
10
0
31.0
13.6
27.5
44.9
79.5
98
99
00
01
02

Financial Highlights

Years ended December 31 (in thousands of dollars, except per share amounts)	2002	2001	Percentage change
Gross Premiums Written	$ 2,124,691	$ 1,065,262	99 %
Net Premiums Earned	1,737,754	872,830	99 %
Revenue	1,818,868	937,462	94 %
Net Income	79,532	44,931	77 %
Earnings Per Share			
Basic	$ 1.63	$ 1.21	35 %
Diluted	$ 1.61	$ 1.19	35 %
Book Value Per Share	$ 12.56	$ 11.03	14 %
Return on Equity - Consolidated	13.8 %	13.3 %	
Canadian Operations	(8.5 %)	12.7 %	
Industry - Canada*	1.6 %	3.0 %	
U.S. Operations	22.3 %	14.6 %	
Industry - U.S.†	3.9 %	(2.4 %)	
Combined Ratio - Consolidated	99.8 %	99.1 %	
Canadian Operations	108.4 %	103.1 %	
Industry - Canada†	105.8 %	110.3 %	
U.S. Operations	97.2 %	96.8 %	
Industry - U.S.†	105.7 %	117.0 %	
Total Assets	$ 2,984,434	$ 1,778,744	
Underwriting Profit	$ 2,612	$ 7,637	
Shares Outstanding - year end	48,794,212	48,657,206	



Earnings Per Share
(diluted)
($)
2.0
1.5
1.0
0.5
0.0
0.86
0.38
0.80
1.19
1.61
98
99
00
01
02



Return On Equity
(%)
20
15
10
5
0
-5
Kingsway
13.8
Canadian Industry*
3.9
1.6
U.S. Industry†
98
99
00
01
02

* Sources - Canadian: 1998-2001 - IAO, *The Quarterly Report*, 3rd Quarter, 2002
2002 - IBC, *Perspective*, March, 2003

† Source - U.S.: 1998-2002 - A.M. Best, *Review Preview*, January, 2003



Combined Ratio
(%)
120
100
80
60
40
20
0
93.9
102.6
101.0
99.1
99.8
98
99
00
01
02

†Sources: 2002 – IBC, *Perspective*, March, 2003
2000 – IAO, *The Quarterly Report*, 3rd Quarter, 2002

Kingsway History 1986-

Kingsway History 1986-2002

1986



- Kingsway General founded

1989



- Kingsway Financial Services Inc. created

1995



- Initial public offering raised $17.9 million net proceeds

1996



- York Fire acquired
- Public offering raised $34.8 million net proceeds

1997


JEVCO

- Jevco acquired
- Public offering raised $104.8 million net proceeds
- Kingsway Reinsurance (Barbados) formed
- Kingsway America formed

Commercial-Property & Liability



Yesterday

Warranty



Mo







Personal-Property &

$ 17,704 | $ 60,049 | $ 140,610 | $ 210,795

1986 | 1990 | 1995 | 1996 | 1997

Page

)02

Tomorrow

1998

Non-Standard Automobile



- Universal Casualty acquired



SOUTHERN
UNITED

- Southern United acquired



ASI

- American Service acquired



LG

- Lincoln General acquired



- Avalon Risk Management formed

1999



- Hamilton Risk (U.S. Security) acquired
- Kingsway Re (Bermuda) formed
- Entered U.S. $100 million syndicated term lending facility



2001



KFS
Listed
NYSE

- Listed on NYSE (first Canadian P&C Company)
- Canadian share offering raised $68.3 million net proceeds
- First cross border share offering raised $136.6 million net proceeds

2002



AMERICAN
COUNTRY

- American Country acquired
- Arranged $66.5 million unsecured credit facility
- Completed $78 million inaugural public debt offering
- Completed private placement of U.S. $15 million in trust preferred securities



KFS
NYSE
KFS
NYSE

/cle

Commercial-Automobile



dard Automobile



Trucking

$ 2,124,691

$ 1,065,262

$ 643,022

$ 508,595

Gross Premiums Written ($ millions)

1998 1999 2000 2001 2002

Operating Strategy

Kingsway's significant growth since going public in December 1995 is a direct result of a disciplined operating strategy. This strategy incorporates the following principles:

- Focus on good risks within specialty markets where limited competition allows for a good spread of risk and above-average returns.
- Emphasize positive underwriting margins, conservative investment policies and low combined ratios to achieve above-average earnings.
- Refuse to sacrifice underwriting profitability to increase volumes.
- Terminate or re-price unprofitable business quickly.
- Selectively pursue acquisitions.

Objectives and Accomplishments

Kingsway targets superior financial performance over a five-year rolling period.

Target 1 After-tax return on shareholders' equity of greater than 15%

- Return on equity (ROE) averaging 11.3% over the past five years compared to the Canadian industry ROE* of 5.2% over the past five years

Target 2 Average five-year combined ratio of 96% or less

- Average combined ratio of 99.3% for the last five years compared to the Canadian industry ratio* of 107.6% over the past five years

Target 3 Average annual increase in net premiums earned of 15%

- Net premiums earned have grown by a compounded annual growth rate of 58% over the last five years compared to the Canadian industry's growth* of 7.9%

* Source: Canadian Industry: 2002 - IBC, *Perspective*, March, 2003
1998-2001-IAO, *The Quarterly Report*, 3rd Quarter, 2002

A Message To Our Shareholders

We came through 2002 with an even better year than the previous. Not only did the premiums almost double to a new record of $2.1 billion, but we also had an outstanding year with our net income growing from $44.9 million to $79.5 million.

So our good year was followed by an even better year and it is interesting that we look at 2003 as being a prospectively outstanding year for Kingsway.

The foundation we created over the last several years is now paying dividends for us. During the soft market of the mid-90's we built the infrastructure but at the same time held off on premium growth. The growth we accomplished in the late 90's was mainly through acquisitions with a limited amount of internal growth. With the turn of the century we found that markets hardened to the point where premium increases made growth very attractive, and for that reason we took advantage of the restricted markets. Since 2000 we have almost doubled premium volume each year with corresponding profit increases. Premium volume and net income have almost tripled since year 2000. Premium growth and higher rates will continue throughout 2003, which will lead to the outstanding year I have suggested we can attain.

During the past year we did acquire one company, American Country, which is a natural fit with Kingsway since its specialty is taxis and limousines, one of the Kingsway core products. While it did add premium volume during the year, it was not one of the major growth drivers that we experienced. Like the acquisition of Lincoln General a few years earlier, it provides a solid base for a new product line in the United States, along with licenses in over 30 states. When we acquired Lincoln General it had 39 state licenses. Now, Lincoln is licensed in 49 states and is the largest company in the Kingsway group. We see similar opportunities for American Country which provides us with greater flexibility and diversification opportunities.

Although 2002 was extremely good, it was disappointing that some of our companies did not perform well. We have taken steps to correct the various problems and believe we will reduce the underwriting losses in these divisions substantially during the current year, which will add considerably to the overall profitability of the corporation. Our goal during 2003 is to see that each and every company produces an underwriting profit and we believe this is within our capabilities.



William G. Star
President and C.E.O.
Kingsway Financial Services Inc.

Our goal during 2003 is to see that **each and every company produces an underwriting profit** and we believe this is within our capabilities.

Adequate reserving is a continual concern with all insurers and reinsurers. Within the industry we have seen numerous companies increase their claims reserves by substantial amounts. We are fortunate in not having the problems that others in the industry have from exposures to professional liability, workers compensation and asbestos. Our business is primarily of a short-tail nature and that has allowed us to reserve on a more effective basis. However, we have seen some deterioration with claims in certain areas and have strengthened reserves where we felt it was necessary. The overall results of the industry have raised concerns for investors and as a result stock prices are not commensurate with current opportunities for the industry.

One of our challenges during the past year was to provide adequate capital to support the growth of the company. We were not prepared to issue equity at the depressed prices prevailing during 2002. As an alternative, we successfully issued the first debentures in Canada by a property and casualty company and raised Cdn $78 million. We also participated in a Trust Preferred issue in the United States with net proceeds of US$15 million. We are determined to support the growth of the company in various ways and avoid the issuance of new shares at inadequate prices. Our first concern has been and remains the best interest of our shareholders.

Listing on the New York Stock Exchange has not been as beneficial as expected and we are disappointed with the minimal trading experienced in the U.S. However, average daily trading in Canada exceeded 180,000 shares making the stock very liquid. Of course, that liquidity is available to both U.S. and Canadian investors who trade on the TSX.

Much of the growth we experienced in 2002 has been through new affiliations with Managing General Agents (MGAs), with approximately 45% of our business now coming through this source. We have stringent controls for both underwriting and claims in these relationships, using experienced Kingsway management teams who conduct monthly and/or quarterly inspections of all MGA operations. The inspections have resulted in the early detection of problems which could have led to losses if not addressed early. We are satisfied that our teams are maintaining the controls needed to be successful in this type of operation. The MGA operations have produced a substantial profit for the Kingsway Group and we expect continued success and growth. Many new opportunities are being offered to us, but we accept only the ones that fit our niche business and which we can operate within our controlled approach.

The hard market in the insurance industry is continuing due to the overall poor results experienced by most companies. We believe lower investment returns will cause the hard market to last for at least two more years. Kingsway has enjoyed a reasonable return on its investment portfolio and had substantial unrealized gains at year end. In contrast companies had substantial losses in their portfolios due to stock market losses. Kingsway has a relatively low amount invested in equities and, as a result, did not experience the losses that many other companies did during the past year. We intend to continue our conservative approach to investing, which has served us well in the past.

Even though some new capital has flowed into the worldwide industry, the overall capital position is extremely depressed, having dropped from about US$700 billion during the past two years to approximately US$500 billion. Companies are deploying their capital carefully and we have not experienced any new competitors in our specialized fields.

In last year's report I said that 2001 was more interesting, exciting and rewarding than any year in the past, but, 2002 would be a much better year. Today I can say that has been achieved and that 2003 looks to be an even better year for the Kingsway Group of Companies. The opportunities being offered to us on a regular basis support my optimism.

The MGA operations have **produced a substantial profit** for the Kingsway Group.

Review of Operations

Canadian

In last year's report we indicated the Canadian operations did not perform well and we felt the Ontario government would be forced to make changes. Ontario automobile has created the greatest losses for us in 2002. Bill 198 was passed in December 2002 and new regulations are being introduced in 2003. We believe these changes, along with the fraud reduction initiatives we took during the latter part of 2002, will change our Canadian companies from an underwriting loss to a profit during this year.

Kingsway General



Kingsway General had a very unsatisfactory underwriting experience in 2002. Although we thought the reduction in policy terms and rate increases would reduce the losses, they were not enough to resolve the problem. Later in the year we took very strong steps to control fraud being perpetrated by certain clinics and paralegals, but our efforts occurred too late in the year to have a noticeable effect. However, the results we are now seeing, combined with the new legislation, should have a dramatic effect on Kingsway General during 2003.

Apart from the non-standard automobile business in Ontario, the balance of the business written has performed well, particularly the trucking market. Kingsway is now one of the major providers of long-haul trucking insurance in Canada and will continue to be a leader in this field. This business ties in very nicely with our operations in the United States, which complement our operations in Canada, since U.S. certification is required for Canadian trucks operating in the United States. Alberta business continues to increase since there are limited markets in that province. We are continually increasing our rates for non-standard automobile in Alberta and expect to maintain underwriting profitability in that class. During the year, we acquired a new building in Calgary for our Alberta operations and Kingsway is now viewed as an important part of the Alberta market.



In Quebec, we are continuing to increase our volume and have found it to be a very profitable market. We are enjoying an increase in the non-standard automobile business, as well as our trucking business, and increased the size of the operation to accommodate the gain in volume.

Business written in the Maritime Provinces has not produced an underwriting profit. In last year's report we indicated that we were not satisfied with the results and discontinued the majority of that business during 2002. We will not return to the market until we are satisfied that adequate rates can be obtained.

York Fire & Casualty



York Fire & Casualty continued to be a disappointment during 2002 in spite of the many corrections we made to the business. Ontario automobile continues to be the main problem, however, like Kingsway General, we have taken many steps to address the fraud problems. Following several rate increases, volume continued to increase late in the year and we believe the business will be profitable during 2003. As with Kingsway, the changes in the legislation should dramatically improve the results of the company but this will be gradual during 2003. We will continue to monitor the growth of the company and make sure that premiums charged are adequate. The company will be expanded into Alberta during 2003 since we feel there are good opportunities for the expansion of York in the hard market that exists in Alberta.



Jevco Insurance Company



Jevco Insurance Company has again performed extremely well and we are very pleased with the results of this company.

We are seeing some growth in their business, especially in non-standard automobile in Quebec, but with their dominance in the motorcycle market we do not expect to see a great deal of growth in that area.

The Surety business written in Quebec has performed well and that is a market which should continue to grow gradually. However, the greatest amount of growth will be in the non-standard automobile market in Quebec since Jevco's market share is small and competition is very limited.

We believe that Jevco will continue to produce a satisfactory underwriting profit during this year with a limited amount of growth.



Review of Operations

United States

The United States has contributed substantially to the success of Kingsway in growth and profitability. We entered the United States to diversify and take advantage of market opportunities, and are now enjoying the results of acquisitions made in the late 90's. Our opportunistic approach and careful planning have resulted in profitable growth which we expect to continue due to the tremendous opportunities in the U.S. market. We have not experienced a slowdown in premium growth and no serious competitors have entered our markets. Rates remain firm and are continuing to increase. The outlook remains very positive.

Universal Casualty



Universal Casualty had another good year. It has regularly produced an underwriting profit for the Kingsway Group and we expect it will continue to do so. Its main market is still Chicago non-standard automobile, but it has expanded to southern Illinois as well as into Indiana. It recently received a license to operate in Michigan and the intention is to apply for licenses in other states and further expand operations.

Universal Casualty is rated 'A-' by A.M. Best and is a company well received in the marketplace. We intend to expand its territory and make better use of the good rating it has.

The motorcycle program they introduced a few years ago is performing well, although the volume is still quite low. It is not our intention to expand too quickly into the motorcycle market in the United States until we are certain that we have the rates at a correct level for profitability and gain more experience in claims handling in the motorcycle line.



Overall the performance of Universal Casualty is extremely good and we expect to see the volume keep increasing in this tight market environment. Marshall Romanz continues to guide the company with his many years of experience, and the performance of the company over the years shows how valuable his knowledge of the non-standard auto market is to the company.

American Service



American Service was our outstanding performer last year under the guidance of John Clark. Since John became President of the company, the performance has improved each year.

The volume of the company is increasing due to diversification plans that were introduced during the last few years. Although non-standard automobile in Chicago is still the main market, other products such as taxicabs, light commercial and tow-trucks have proven to be valuable to the company and help the underwriting performance.

The company is actively involved in providing non-standard automobile in Missouri and Indiana, and plans to expand into other states. John has developed an excellent team with many years of experience.

We expect this company to continue to grow on a very profitable basis during the next several years and to add to the profitability of the Kingsway Group.



Hamilton Group



The Hamilton Group in Florida has achieved its second year of better performance since Kingsway acquired the company. The new management group which we put in place in 2001 has helped to direct this company through a very difficult market.

The Florida automobile product is still not as good as it could be since the personal injury protection (PIP) coverage has excessive fraud, however, our experienced claims team has managed to perform very well in that market.

Rates are being increased on a continual basis and volume is plentiful since many companies have withdrawn from Florida due to their poor financial experience.

We believe this company will continue to perform well and improve their underwriting results during the current year. Volume should continue to increase since no new competitors have entered the state recently. Premium volume has more than doubled since we bought the company, although initially we had reduced the volume during the soft market. Fraud will continue to be a problem until changes are made to PIP coverage, however, we are satisfied that the claims team can cope with this problem.

Roberto Espin, Kevin Walton and Alberto Naon are doing an excellent job in managing a company in a very difficult market. With the experience they have, we are satisfied that we will continue to grow in Florida and produce an underwriting profit.



Southern United


SOUTHERN
UNITED

Southern United has been a challenge for us from the time we purchased the company. It has had growth but some of the markets have been very soft and as a result we never did get the pricing to the level needed to produce an underwriting profit.

Late in 2002 we made some executive changes which we feel will improve underwriting profitability in that market. The new team is dedicated to obtain adequate pricing in each state in which they operate and are very actively working on prior year claims to get them settled quickly and avoid the continual deterioration of loss reserves that had been experienced in the company.

Rates in the different states in which they write business appear to now be at an adequate level to produce the underwriting profit expected at Kingsway. Richard Murray had been with Southern United previously and has now returned to take charge of the company and move it in the right direction. Richard had spent the last few years at Lincoln helping us develop new territories and markets.



Lincoln General



Lincoln General has become the largest company in the Kingsway Group. Gary Bhojwani, formerly President of Avalon Risk Management, was appointed President of Lincoln in June 2002 and has done a remarkable job in the organization of the company and the development of teams to continually review the MGA programs which compose a large portion of the business written by Lincoln. Although the MGA programs account for a good portion of the growth of the company, business written directly with agents has also doubled in the last two years.



We expect Lincoln will continue to be the fastest growing company in the Kingsway Group and to produce the greatest profit among our companies.

When we acquired Lincoln, it specialized only in long-haul trucking. Now it is involved in a number of commercial lines, surety and non-standard auto and is a very well diversified company. It is licensed in 49 states and we expect it to be licensed in all 50 states by the end of 2003.

American Country


AMERICAN
COUNTRY

American Country is the latest company to be acquired by Kingsway Financial. Prior to the acquisition, we had a small interest in the company, which was publicly listed, and were able to buy the remaining shares in a takeover bid.

The reason for acquiring American Country was to have access to the taxi market in the United States. This is a market in which we are experienced in Canada and to a smaller degree, through American Service, in the Illinois market. With the current tight market we are facing in the United States, especially in the commercial field we feel it is a great opportunity to move ahead while we can obtain adequate premiums.



The other advantage of this company is that it is licensed in a number of states which allows us to have multiple companies operating in the same states. This will allow us to have different rate classes and different market opportunities within the same states through the different companies. We feel with the number of licenses that American Country has, it will create opportunities similar to those we have enjoyed since acquiring Lincoln General.

Avalon Risk Management



Avalon Risk Management is continuing to grow and produce extremely good profit for the Kingsway Group. Not only is it producing a profit from the agency services that it provides, through commission, but also through underwriting profit in our companies.

In June 2002, we appointed Scott Wollney to the position of President of Avalon. Scott has been with Avalon from the beginning and will continue the growth and profitability of the company. The former President, Gary Bhojwani and Scott developed an excellent management group at Avalon which has contributed to its success. With the hard market, Avalon is growing in its core business as well as through diversification, which we expect will continue.



Outlook

The past three years have been periods of rapid growth for most of our companies, and profit has increased to record levels. We have gone through some difficult times but faced the problems and have corrected most. It has been necessary to make management changes in some cases but the improvement in results has justified these decisions.

The hard market still remains in the United States and Canada and will continue because the industry has not returned to profitability. Lack of capital, limited reinsurance capacity and low investment returns will prevent companies from competing aggressively. Kingsway is in the fortunate position of requiring limited external reinsurance and has raised capital in a variety of ways to support its continued growth.

A high standard of corporate governance is important at Kingsway. During the year we structured all Board committees to include a majority of independent directors. The audit, compensation and nominating committees are made up totally of outside directors. Early in 2003, the Board appointed a Lead Director. Although many public companies are finding the new governance environment difficult, as a financial group composed of regulated insurance companies, we have always had many of the requirements that other companies now face.

With the growth experienced by the Kingsway group of companies, we have been actively adding staff to the individual companies as well as at the Kingsway Financial level.

The addition of experienced personnel has enabled the growth and assured the profitability of the corporation. We continually search for people with the experience and knowledge required to fill key positions created by growth and opportunities.

The greatest challenge faced during the past two years has been the Ontario automobile problems. We expect the controls we have implemented, along with Bill 198 that was passed in December 2002, will return that sector to profitability during 2003. The majority of the Canadian business is producing an underwriting profit and we expect the overall results to have a combined ratio of less than 100% in 2003.

The U.S. business is experiencing good results overall and the companies that did not have an underwriting profit in 2002 have adjusted programs accordingly. We expect their combined ratio to be under 97% in 2003.

All of the management teams have planned for and expect an outstanding year.

The past three years have been periods of **rapid growth for most of our companies.**

Acknowledgements

The insurance sector has not performed well for the past few years. Although 2002 was slightly better than the previous two years it still did not produce a reasonable return on equity. As a result, the stock market is not even rewarding those few companies that produced a return of over 10%. Considering current interest rates, any return over 10% is excellent. The average return on equity at Kingsway has been over 10% since we became a public company in 1995.



From left: John McGlynn, Frank Amodeo, Shelly Gobin, Shaun Jackson, Denis Cloutier, Penny Dickson, Keith Rennie, Bill Star, Dennis Fielding, Simon Argent

In addition to our management teams at each of the insurance companies, we have strong groups at Kingsway Financial and Kingsway America. Shaun Jackson has continued to do an excellent job in the financial area as well as in the field of investor relations. Along with John McGlynn, Shelly Gobin and Penny Dickson, they have managed to get reports completed on a timely basis and made our annual investors' day successful.

In addition to the financial team we also have an actuarial group headed by Denis Cloutier. Simon Argent was added to our group to provide additional expertise in the reinsurance area. Frank Amodeo has continued to assist me in selecting specialized programs for our U.S. companies. Dennis Fielding, Manager of Administration and Human Resources, has been active in selecting premises for our companies and has installed a video conference system in all of our offices to improve communication and reduce the cost and time of travel. As I mentioned earlier, we have added a great deal of management strength during our period of growth.



From left: Jim Zuhlke, Peggy Klein, Kelly Marketti, Susan King, Brian Williamson

At Kingsway America, Jim Zuhlke and his team of Brian Williamson, Kelly Marketti and Susan King have looked after the U.S. reporting for the group. Peggy Klein and her team, have continued to upgrade the computer systems in the U.S. and now several of our companies have a "Point of Sale" system which allows agents to enter automobile insurance applications directly into our companies' systems through the internet. The policies are then issued in the agents' offices to give them the ultimate in service and cost reductions for the agents and our companies.

Canadian systems have also been upgraded by Keith Rennie and his team. They recently introduced the "Point of Sale" in some markets and it has been well received.

Our Directors, as usual, have been a great resource for management since they have experience in many areas. Michael Walsh has been appointed Lead Director and will assist in many areas. Along with the Nominating Committee, he arranged for an evaluation of the Board and all Board members. I am continually grateful for Michael's assistance and that of the entire Board.

A special thanks to all of the employees of the Kingsway group of companies. Without their hard work and dedication we would not have had such a successful year and the record growth and profit. We are all looking forward to an even better year in 2003.

'Yesterday' was the planning and acquisitions --- 'Today' we are benefitting from growth and profit during the hard market --- 'Tomorrow' will be the continuation of Kingsway's success with a youthful team of experienced executives.

William G. Star

President & Chief Executive Officer

February 28, 2003

Our Business

Overview

Founded in 1989, Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal line of business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also provide trucking insurance as well as insurance for commercial and public vehicles, including taxis and standard automobile.

In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In the year ended December 31, 2002, we derived 39.0% of our gross premiums written from non-standard automobile insurance, 32.3% from trucking, 13.5% from commercial and personal property coverages, 7.5% from commercial automobile, 2.5% from motorcycle, 1.7% from standard automobile, 1.2% from warranty and 2.3% from other specialty lines. In the year ended December 31, 2002, 47.4% of our gross premiums written were generated from personal lines and 52.6% were from our commercial lines.

We are a leading provider of non-standard automobile and motorcycle insurance in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Florida, Illinois, and South Carolina, based on direct premiums written. We are the second largest writer of non-standard automobile insurance in Illinois and the third largest in South Carolina according to A.M. Best. In 2002, we generated 76.9% of our gross premiums written from the United States and 23.1% from Canada.

The insurance industry is highly competitive. However, we generally seek to identify and operate in specialty markets which present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors.

We focus on specialty lines of auto, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we have been able to deliver returns that have exceeded the average in our industry in both the United States and Canada.

In 2002, our gross premiums written increased 99% to $2.1 billion, compared to $1.1 billion in 2001 and our total revenues increased 94% to $1,818.9 million in 2002, compared to $937.5 million in 2001. Our return on equity averaged 11.3% for the fiscal years 1998 to 2002 and for the year ended December 31, 2002 was 13.8%. As of December 31, 2002, we had total assets of $3.0 billion and shareholders' equity of $612.9 million. In addition to revenues derived from premiums earned, we also derive revenue from premium financing and investment income, including net realized gains. These sources of revenue amounted to $81.1 million in 2002 as compared to $64.6 million in 2001. In 2002, we generated net income of $79.5 million, an increase of 77% over the $44.9 million earned in 2001.

We conduct our operations through our wholly owned subsidiaries in Canada and the United States. We are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in 49 states and the District of Columbia in the United States. We distribute all of our products through independent agents, MGAs, and brokers.

Corporate Strategy

Our strategy is to build long-term shareholder value by targeting three financial measurements over a five year period:

(i) a 15% average after-tax return on shareholders' equity,

(ii) an average five-year combined ratio, a measurement of profitability, of 96% or less, and

(iii) average increases in net premiums earned of 15% per annum.

Our strategy is characterized by the following principles:

Adhere to a strict underwriting discipline. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. For 2002, our combined ratio was 99.8%. Over the five year period ended December 31, 2002 our combined ratio averaged 99.3% including 102.0% for our Canadian operations and 98.5% for our U.S. operations. Management's incentive compensation is directly linked to our combined ratio and return on equity objectives.

Apply a specialty focus to regional markets. We seek to identify market segments where we believe competition is more limited, presenting the potential for above average returns. We believe that the non-standard automobile insurance business, our primary business, is presently one such specialty market. Other specialty markets in which we operate include trucking, taxi, motorcycle and warranty insurance. We operate through a network of regionally based operating subsidiaries. This decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

Rigorously manage claims at the local level. We seek to protect our business through diligent claims management. Our claims are managed by experienced personnel located in our regional operating subsidiaries. We maintain a culture of rigorously investigating claims, preventing fraud and litigating our claims as necessary before final settlement.

Expand in the United States and Canada. We rely on our detailed understanding of our regional markets to take advantage of any favorable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and to increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus. For example, we completed the acquisition of American Country Holdings Inc., or ACHI, and its subsidiaries for a purchase price of approximately US$24.0 million in April 2002. ACHI specializes in the underwriting and marketing of commercial property and casualty insurance for the transportation and hospitality industry. This acquisition strengthened our position in the Chicago metropolitan area, where ACHI is the dominant writer of taxicab insurance. Since late 2001, we have also entered into new programs with several MGAs in the United States to expand the distribution network for our core business lines. In 2002, gross premiums written from these programs were $961.4 million or 45% of our business, compared to $206.0 million or 19% of our business in 2001.

Maintain a strong relationship with our agents, MGAs and brokers. We are committed to our distribution network of independent agents, MGAs and brokers. We continually strive to provide the highest level of service to our agents, MGAs and brokers and build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

Corporate Structure

Kingsway serves as the holding company for our business. Our insurance subsidiaries include Kingsway General, York Fire, and Jevco in Canada and Universal Casualty, Southern United, American Service, Lincoln General, U.S. Security and American Country in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados.

We conduct our operations through these subsidiaries to, among other things:

- maintain discrete brand identities; and
- develop expertise and organizational cultures that best serve the individual markets in which we operate.

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community. Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control.

Lines of Business

We write automobile insurance primarily for the non-standard automobile market. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages for individuals that we provide include motorcycle, homeowners, home appliance and automobile warranty and selected specialty lines. Our commercial coverages include automobile, trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 47% of our gross premiums written for the year ended December 31, 2002, and 53% was generated from our commercial lines.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

The following sets forth our gross premiums written by line of business for the periods indicated:

For the year ended December 31, (in millions of Canadian dollars, except for percentages)	2002		2001	
Non-Standard Automobile	$ 828.1	39.0 %	$ 546.3	51.3 %
Standard Automobile	36.5	1.7	33.7	3.2
Motorcycle	52.3	2.5	42.1	4.0
Property (including liability)	49.2	2.3	29.3	2.8
Warranty	25.8	1.2	20.0	1.9
Other Specialty Lines	15.9	0.7	13.5	1.1
Total Personal	$ 1,007.8	47.4 %	$ 684.9	64.3 %
Trucking	685.5	32.3	253.5	23.8
Commercial Automobile	158.9	7.5	53.3	5.0
Property (including liability)	237.5	11.2	51.3	4.8
Other Specialty Lines	35.0	1.6	21.8	2.1
Total Commercial	$ 1,116.9	52.6 %	$ 380.4	35.7 %
Total Gross Premiums Written	$ 2,124.7	100.0 %	$ 1,065.3	100.0 %

We conduct our business in the United States and Canada. The following table sets forth our gross premiums written by state and province for the periods indicated:

For the year ended December 31, (in millions of Canadian dollars, except for percentages)	2002		2001	
Florida	$ 257.4	12.1 %	$ 134.9	12.7 %
California	230.1	10.8	44.7	4.2
Illinois	224.8	10.6	162.6	15.3
Texas	148.7	7.0	66.6	6.2
South Carolina	93.1	4.4	55.0	5.2
Alabama	60.0	2.9	40.4	3.8
Pennsylvania	54.8	2.6	31.0	2.9
Other	564.0	26.5	174.0	16.3
Total United States	$ 1,533.9	76.9 %	$ 709.2	66.6 %
Ontario	220.0	10.4	175.3	16.5
Alberta	122.8	5.8	73.8	6.9
Québec	109.0	5.1	84.0	7.9
Other	39.0	1.8	23.0	2.1
Total Canada	$ 490.8	23.1 %	$ 356.1	33.4 %
Total Gross Premiums Written	$ 2,124.7	100.0 %	$ 1,065.3	100.0 %

Non-Standard Automobile

Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer fraud. However, these factors are mitigated by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage. In addition, policy renewal rates tend to be low for non-standard automobile policies. Non-standard policyholders often allow their policies to lapse because of non-payment of premiums and then reapply for insurance as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders. Non-standard automobile insurance accounted for 39% and 51% of our gross premiums written for the years ended December 31, 2002 and 2001, respectively.

The insuring of non-standard drivers is often transitory. We expect that if and when their driving records improve, these drivers will qualify for and obtain insurance in the standard market at lower premium rates. As a result, our automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly instalment basis. We limit our risk of non-payment of premiums by requiring a deposit for two months of insurance premiums.

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist in Ontario. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance operating primarily in Ontario, Alberta and Québec, with Ontario being our largest market. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability and accident benefit insurance. We obtained approval for premium rate increases effective in early 2002 in Ontario of 5.7% and Alberta of 10.0% and we continue to assess opportunities for additional rate increases. In July 2002, we obtained approval for a further rate increase commencing September 2002 and to eliminate certain rating classes in Ontario, the effect of which was an average 22.3% increase in premiums, although many of our insureds will face increases in excess of 40%. Effective February 2003, we obtained approval for an additional average 7% increase in Ontario.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California, Louisiana, Ohio and Virginia. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas of Illinois.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard-risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market. However, the frequency and severity of accidents and other loss events are also typically lower. The majority of our standard automobile business is written in Ontario.

Motorcycle

Motorcycle insurance primarily consists of liability, physical damage and personal injury insurance coverages. In Canada we are the largest writer of motorcycle insurance, writing in the provinces of Ontario, Alberta and Québec. We have obtained approval for a 17.7% rate increase in Ontario, our largest market, which is effective March 1, 2003. We also write motorcycle insurance in the United States.

Property (including liability)

We write property (including liability) insurance for businesses and individuals in Canada and the United States. This business focuses on insuring against damage to property and accidents that may occur on such property. Our commercial property and liability business consists of risks that are difficult to place due to class, age, location or occupancy of the risk. These risks are characterized by high premiums and deductibles and limited coverage. We generally limit our exposure to no more than $500,000 on any one risk.

Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance. We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies. We believe these risks provide us with the opportunity to achieve attractive returns.

Our strategy is to operate as a niche underwriter of classes of property business that are more difficult to underwrite and offer the potential to achieve higher levels of underwriting profitability. We underwrite this business using our carefully developed underwriting methodology based on a stringent set of criteria. This business is seldom subject to a high degree of competition and we have often been able to write these policies at relatively high rates with fairly restricted coverage.

Warranty

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer's or builder's warranty.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. Since late 2000, several companies have exited this business as a result of poor performances due to severe underpricing. These market conditions have allowed us to increase our prices, expand our relationships and have led to a significant increase in our gross premiums written for trucking insurance.

In the year ended December 31, 2002, gross premiums written from trucking increased by 170% to $685.5 million compared to $253.5 million in 2001. Trucking insurance accounted for 32% and

24% of our gross premiums written for the years ended December 31, 2002 and 2001, respectively.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through our rental car program, we offer coverage for the rental agency property, dual interest liability, and physical damage on the rental vehicle. In the year ended December 31, 2002, gross premiums written from commercial automobile increased by 195% to $158.9 million compared to $53.8 million in 2001.

Other Specialty Lines

Our other specialty lines include customs and surety bonds written in both the United States and Canada. Custom bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada, as well as any penalties incurred due to late payment of the duties or administrative non-compliance. Such duties generally represent less than 5% of the face value of the imported goods. We also write contract payment and performance and other miscellaneous surety bonds.

Underwriting

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. We seek to achieve an underwriting profit, targeting a combined ratio of 96.0% or less. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that will generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We refuse to reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes have decreased, in some cases significantly. Underwriting profitability is dependent in large part on the amount of claims incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the amount of claims to be incurred on the policies sold is unknown. The process for estimating claims is inherently uncertain and imprecise.

We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, policy non-renewals (where permitted) and other administrative changes. All companies writing insurance in Canada and in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without approval for new rates.

Marketing and Distribution

We market and distribute our automobile insurance products through a network of over 3,500 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2002, approximately 45% of our gross written premiums were sourced through MGAs and approximately 55% were sourced through independent agents or brokers. We maintain an "open market" approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that generally used by automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, MGAs and brokers. We continually strive to provide excellent service to our agents, MGAs and brokers and build relationships in the local markets in which we operate. We communicate with our agents, MGAs and brokers through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs. We believe that the commissions we pay to our agents, MGAs and brokers are fair and competitive.

Our independent agents, MGAs and brokers generally have the authority to enter into binding policies on our behalf with respect to specified insurance coverages within prescribed underwriting guidelines, subject to compliance with our mandated procedures. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, our independent agents, MGAs and brokers do not have authority on our behalf to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments. Certain MGAs have greater authority than our independent agents and brokers. However, we work diligently with them to ensure that they adhere to our underwriting standards and claims handling procedures.

Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management, which we believe is one of our areas of expertise. We believe that effective claims management is fundamental to our operations.

We investigate the actual circumstances of the incident that give rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten.

The nature of non-standard automobile insurance typically requires more thorough claims management and, in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters. If necessary, we also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. Claims are scrutinized by an appraiser, an adjuster and, as appropriate, senior management, before claims payments are made.

Reinsurance Ceded

We purchase reinsurance from third parties in order to reduce our liability on individual risks and our exposure to catastrophic events. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $500,000 with respect to property claims and $1.0 million with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $1.5 million per occurrence to a maximum coverage of $40.0 million, and in the United States to US$5.0 million per occurrence to a maximum coverage of US$80.0 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than US$40,000 per occurrence, depending on the state. The cost of our external reinsurance represented 4.7% of gross premiums written for the year ended December 31, 2001, and 5.4% for the year ended December 31, 2002.

Reinsurance ceded does not relieve us of our ultimate liability to our insured in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2002, we had $164.7 million recoverable from third party reinsurers and other insurers, which are generally unsecured. At December 31, 2002, 93.9% of the receivables were due from reinsurers that were rated "A-" or higher.

Investments

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and generate current investment returns. We invest predominantly in high quality corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control.

All of our investments are managed by professional, third-party investment management firms. We have engaged Conning Asset Management to oversee our fixed income investments of our U.S., Canadian and Bermuda subsidiaries. In addition, Burgundy Asset Management, Deans Knight Capital Management Limited, Marquest Investment Counsel, SFE Investment Counsel, Kingwest and Company and Royal Bank of Canada (Caribbean) have each been engaged to manage portions of our subsidiaries' equity and fixed income investments.

Our investment guidelines stress the preservation of capital, market liquidity to support payment obligations of our insurance liabilities and the diversification of risk. As part of this strategy, we attempt to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of our policy claims liabilities. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to their maturity. Insurance laws and regulations in each domiciliary state or province also place limitations on the permitted investments of property and casualty insurers.

At December 31, 2002, we held cash and investments with a market value of $2.11 billion and a carrying value of $2.08 billion, resulting in a net unrealized gain of $32.6 million. Because most of our investment portfolio is comprised of fixed-income securities which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. We do not hedge any foreign currency exposure that may exist in the portfolio.

The following table summarizes the fair value of our investments, including cash and cash equivalents, at the dates indicated:

For the year ended December 31, (in millions of Canadian dollars)		2002		2001
Type of Investment				
Term deposits	$	506.5	$	192.1
Government Bonds	$	454.5	$	308.5
Corporate debt securities	$	630.7	$	427.3
Subtotal	$	1,591.7	$	927.9
Preferred shares	$	2.0	$	8.3
Common shares	$	185.8	$	108.8
Finance premiums	$	86.8	$	93.6
Cash and cash equivalents	$	244.9	$	96.2
Total	$	2,111.2	$	1,234.8

Investment results before the effect of income taxes were as follows:

(in $000's)	2002	2001	2000	1999	1998
Total realized return	81,114	64,632	55,020	38,748	37,599
Change in unrealized gains (losses)	20,974	11,995	24,098	(21,743)	(2,108)
Total Return	102,088	76,627	79,118	17,005	35,491
Total return yield (%)	6.13 %	7.6 %	10.5 %	2.5 %	7.5 %
Total realized return (%)	4.87 %	6.4 %	7.5 %	5.6 %	8.0 %

These results compare with the Lehman Brothers Global Bond Index of 16.4% and (22.1)% for the S&P 500 Index for the year ended December 31, 2002.

Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

Currently, we maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. Our historical ability to generate an underwriting profit has reduced our reliance on cash flow from premiums written to fund the payment of losses and loss adjustment expense. We believe that our high quality, liquid investment portfolio and our success in underwriting provide us with sufficient liquidity to meet our obligations to our policyholders.

The following table summarizes the composition of the fair value of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody's Investors Service, using the higher of these ratings for any security where there is a split rating.

At December 31, 2002 95% (2001 – 94%) of our fixed maturity portfolio was rated A/A2 or better.

As at December 31,	2002	2001
Rating		
AAA/Aaa	61.5 %	65.4 %
AA/Aa2	23.1 %	17.7 %
A/A2	10.1 %	10.6 %
BBB/Baa2	1.8 %	2.1 %
BB/Ba2	0.4 %	0.3 %
B/B2	0.5 %	0.8 %
CCC/Caa or lower, or not rated	2.6 %	3.1 %
Total	100.0 %	100.0 %

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly installments.

We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional premium for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.

In Canada and certain states within the United States, where premium financing is through a separate premium finance company, we consider our income from our premium finance activities to be a part of investment income, because this additional premium is essentially an interest payment on the balance of unpaid premium. At December 31, 2002, the balance of our financed premiums was $86.8 million. The fair value of financed premiums approximates their carrying amount.

Competition

The insurance industry is highly competitive. We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation, and financial strength. In Canada, our main competitor for non-standard auto is Pembridge Insurance Company, a subsidiary of The Allstate Corporation. In the United States, we face competition in our non-standard automobile lines from Allstate, Progressive and State Farm and in our trucking lines from Associates Insurance Group, Old Republic General Group, Canal Insurance Company and Harco National Insurance Company. We also compete in both Canada and the United States with numerous smaller insurance companies. Many of our larger competitors have greater financial and other resources than we do, have more favorable A.M. Best ratings and offer more diversified insurance coverages. Many of our competitors in the non-standard automobile markets in the United States are small companies with limited capital resources who generally have less favorable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital by way of proportional reinsurance treaties. Current reinsurance market conditions have led to a contraction of the availability of these coverages.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced acquisition costs.

Additionally, our markets may attract competition from time to time from new or temporary entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or "soft" market conditions.

In addition, certain banks and other financial institutions in Canada and the United States have begun to enter the North American property and casualty insurance business through the establishment or acquisition of insurance companies.

We believe that we will be able to compete successfully in our industry based on:

- our ability to identify specialty markets which are more likely to produce an underwriting profit;
- our disciplined underwriting approach;
- our prudent claims management; and
- the service and competitive commissions we provide to our agents, MGAs and brokers.

Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

Systems and Technology

We believe that efficient information systems are important to processing policies and claims and retrieving information quickly to interface with our agents, MGAs and brokers and insureds. Although our current information systems are sufficient to support the expected growth in our business, we continually review our systems and seek to update and improve their capabilities. In late 2000, we successfully implemented an expanded and updated system in our Canadian subsidiaries. The new system has helped to expand our capabilities for the efficient development and implementation of new products and territories while enhancing our ability to access and manage information. We are also working on an update of the systems used by our U.S. insurance subsidiaries, with the ultimate goal of implementing one common system among our units. We expect this implementation to be completed for our non-standard auto operations by Spring 2003.

We intend to introduce an electronic imaging system by Spring 2003 to provide immediate access to all data and files and reduce the cost of storage and filing. We also intend to work towards a point-of-sale system to make our products readily available through our agents, MGAs and brokers network, providing our agents, MGAs and brokers with a direct interface and allowing them to quote and issue policies electronically. We expect the enhancements and additions to our systems to increase our operating efficiencies and reduce our operating costs, and to help us strengthen our important relationships with our independent agents, MGAs and brokers.

Employees

As of December 31, 2002, we employed approximately 1,680 personnel, of whom approximately 588 are located in Canada and approximately 1,092 are located in the United States. None of our employees are represented by a labor union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Management's Discussion and Analysis

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this annual report. Our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

Overview

We provide property and casualty insurance in specialized lines in the United States and Canada. Our primary business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also write standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages such as customs and surety bonds.

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We, therefore, emphasize underwriting profit and will not underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. Management's incentive compensation is directly linked to our combined ratio and return on equity objectives.

In recent years, the North American property and casualty insurance market, including non-standard automobile market, has been extremely price competitive. Many insurers significantly reduced premium rates from 1998 to 2000. Only late in 2000 did premium rates begin to rise and they have continued to do so throughout 2001 and 2002. We expect the rate increase trend to continue through 2003. However, as a result of lower premium rates through the periods mentioned and increased claims costs in the U.S. and Canada, including adverse development of prior years' claims reserves, the industry reported substantial underwriting losses in 2001. Although the industry expects to post better underwriting results for 2002 due to the increase in premium rates, the continued trend of adverse development of prior years' claims will likely minimize improvement as many companies have announced material year-end 2002 adjustments to prior years' claims reserves.

At the same time, the insurance industry has been adversely affected by lower prevailing interest rates and a significant drop in equity indices. Accordingly, in addition to reporting higher combined ratios many U.S. and Canadian companies reported declining investment results and reduced capital levels in 2001. It is expected that once 2002 results are released that industry capital will be adversely affected again by the continued lower investment returns and adverse prior years' claims development.


Combined Ratio
(%)
120
100
80
U.S. Industry†
Canadian Industry*
Kingsway
105.7
105.8
99.8
98
99
00
01
02

* Sources - Canadian: 1998-2001 - IAO, *The Quarterly Report*, 3rd Quarter, 2002
2002 - IBC, *Perspective*, March, 2003

† Source - U.S.: 1998-2002 - A.M. Best, *Review Preview*, January, 2003

In addition to the effects poor pricing, adverse prior years' claims development and historically low investment returns have had on the insurance industry capital base, the tragic events of September 11, 2001 triggered an unprecedented rise in reinsurance rates and a significant decline in available reinsurance capacity. Although there has been a series of new reinsurance companies started since September 2001, these new companies have not replaced the capital and corresponding reinsurance capacity lost since that time.

As a result of all of the above factors taken together, we believe the insurance industry's current improved pricing environment and significant dislocation of business due to capital constraints will continue in the U.S. and Canadian insurance markets through 2004. However, due to the delay between the implementation of rate increases and recognition of earned premium and the prior years' claim development trend reported so far for 2002, we do not expect overall industry results to show improvement until 2003.

Since 1996, we have experienced significant growth through acquisitions. In Canada, we acquired York Fire in February 1996 and Jevco in March 1997. In the United States, we acquired Universal Casualty and Southern United in January 1998, American Service in March 1998, Lincoln General in December 1998, U.S. Security in January 1999, and American Country in April 2002 (using an effective date of March 31, 2002). We accounted for these acquisitions using the purchase method of accounting. Accordingly, we included the assets and liabilities of the acquired entities in our consolidated financial statements at their fair market value at the date of acquisition. We may from time to time be involved in discussions concerning acquisition opportunities, although we cannot assure you that any such discussions will result in a transaction.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the audited financial statements included in pages 53 to 54 of this annual report. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of the provision for unpaid claims is the area where the degree of judgment required to determine amounts recorded in the financial statements makes the accounting policy critical. We discuss the policy below under the heading "Provision for Unpaid Claims."

Revenues

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains.

Premium Income

Our gross premiums written increased 99% in 2002 to $2.1 billion, compared to $1.1 billion in 2001. In 2002, we experienced an increase of 38% in gross premiums written for our Canadian operations and 130% for our U.S. operations. We attribute the growth over the last five years to our various acquisitions and to internal growth, as we have executed our strategy to diversify both by line of business and by geographic location.

Net premiums written represent gross premiums written less amounts ceded to reinsurers. In the United States, 40% of our gross premiums written are from non-standard automobile insurance policies, which generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the states in which we write the business. These limits of liability are typically not greater than US$40,000 per occurrence. Consequently, we are able to retain most of our gross written premiums for our own account while minimizing our claims exposure, and only purchase reinsurance to limit our exposure to the larger and catastrophic type losses.

Gross Premiums Written


($ millions)
2500
2000
1500
1000
500
0
Kingsway
2,124.7
1,633.9
U.S. Operations
490.8
Canadian Operations
98
99
00
01
02

Gross and Net Premiums Written


($ millions)
Gross
Net
2000
1500
1000
500
0
409.2
320.4
508.6
468.9
643.0
604.7
1,065.3
1,015.0
2,124.7
2,010.0
98
99
00
01
02
Retention
78%
92%
94%
95%
95%

Investment Income

Our investment income increased 23% in 2002 to $64.9 million, compared to $52.6 million in 2001. Our insurance subsidiaries' investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations, in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. The majority of our investments are held by our insurance subsidiaries.

At December 31, 2002, we held cash, investments and accrued interest with a market value of $2,127.5 million and a carrying value of $2,094.9 million, resulting in a net unrealized gain of $32.6 million. Because most of our investment portfolio is comprised of fixed-income securities, which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments that are subject to changes in market values with changes in interest rates. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without penalties.

We maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. Our historical ability to generate an underwriting profit has reduced our reliance on cash flow from premiums written to fund the payment of losses and loss adjustment expense. We believe that funds generated by operations and our liquid investment portfolio provide us with sufficient liquidity to meet our obligations to our policyholders.

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional fee for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment defaults by insureds, we do not have uncollectible balances. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge. We consider our income from our premium finance activities to be a part of investment income, because this additional fee is essentially an interest payment on the balance of unpaid premium.



Investment and Premium Finance Income
($ millions)
60
50
40
30
20
10
0
31.0
37.8
44.6
52.6
64.9
33% CAGR
98
99
00
01
02



Investment Portfolio
($ millions)
2000
1500
1000
500
0
633.8
693.0
787.5
1,235.4
2,094.9
98
99
00
01
02

Provisions for Unpaid Claims

We establish provisions for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and incurred but not reported claims. Our provisions for unpaid claims are based on individual reported claims, for which we establish case reserves; estimated provisions for claims that have not yet been made but we expect will be made in the future; and internal or unallocated claims adjustment expenses. The provisions for claims not yet made are sometimes referred to as provisions for incurred but not yet reported claims, or IBNR. The establishment of provisions for unpaid claims is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include our experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, claim frequency patterns and inflation rates. Our provisions for unpaid claims are not discounted to reflect expected future payouts of claims nor do they reflect any future investment income.

The process for establishing the provisions for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Factors affecting provisions for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions' determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos, environmental or other products liability exposure.

The process of establishing provisions for unpaid claims relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that we originally established. In addition, we conduct a detailed review of all open claims each quarter and consider all factors into the provisions' calculation. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and a provision for uncollectable reinsurance is recorded, if needed. At December 31, 2002, 93.9% of the receivables were due from reinsurers that were rated "A-" or higher.

The following table summarizes the composition of the amounts due from reinsurers, by the rating as assigned by A.M. Best to the applicable reinsurers.

December 31	2002
A.M. Best Rating	
A++	15.6 %
A+	62.2
A	10.8
A-	5.3
B++/B+/B-	0.6
C++u	1.1
Not Rated	4.4
Total	100.0 %

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the claims required for claims still open or claims still unreported. Favorable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined.

The following table summarizes the provisions for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1992 through 2001 for our Canadian operations and at the end of years 1998 to 2001 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31, 2002.

($000's)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Unpaid claims – originally established -end of year, gross	**1,200,554**	589,963	435,322	444,689	446,245	198,186	-	-	-	-	-
Less: Reinsurance recoverable on unpaid losses	**134,198**	102,734	92,546	119,817	135,270	73,242	-	-	-	-	-
Unpaid claims – originally established -end of year, net	**1,066,356**	487,229	342,776	324,872	310,975	124,944	65,142	24,322	16,987	10,945	11,648
Cumulative paid as of:											
One year later		382,051	189,801	149,708	141,093	46,083	31,309	13,665	12,384	5,984	4,329
Two years later			301,411	239,178	217,108	74,479	42,108	19,404	18,633	8,032	6,615
Three years later				309,888	261,809	91,127	55,214	25,273	22,066	10,347	7,910
Four years later					306,748	108,391	60,230	31,738	25,456	11,739	9,255
Five years later						121,076	66,029	32,679	29,300	12,576	10,210
Six years later							68,543	35,884	29,051	14,259	10,517
Seven years later								37,419	31,068	14,147	11,271
Eight years later									32,515	14,160	11,190
Nine years later										16,834	10,934
Ten years later											13,038
Re-estimated liability as of:											
One year later		588,308	377,592	329,069	306,377	112,075	62,022	27,705	22,776	11,395	10,621
Two years later			423,371	346,548	309,629	114,922	65,122	27,467	25,628	12,187	10,290
Three years later				367,951	318,226	117,759	66,368	31,707	25,580	12,256	10,550
Four years later					331,109	122,578	66,508	32.254	27,589	12,164	10,167
Five years later						129,697	68,570	32,745	28,243	13,004	9,999
Six years later							71,720	34,050	28,225	13,310	10,245
Seven years later								36,520	28,892	13,219	10,505
Eight years later									32,248	13,652	10,349
Nine years later										16,387	10,473
Ten years later											12,747
As at December 31, 2002 Cumulative (redundancy) deficiency		101,079	80,594	43,079	22,134	4,753	6,578	12,198	15,261	5,442	1,099
Cumulative (redundancy) deficiency as a % of reserves originally established		20.75%	23.51%	13.26%	7.12%	3.80%	10.10%	50.15%	89.84%	49.72%	9.44%
Re-estimate liability gross		680,352	510,241	485,622	473,257	198,990	-	-	-	-	-
Less: Re-estimated reinsurance recoverable		92,044	86,870	117,671	140,148	69,293	-	-	-	-	-
Re-estimated liability net		588,308	423,371	367,951	331,109	129,697	-	-	-	-	-
Cumulative (redundancy) deficiency - gross		90,389	74,919	40,934	27,012	804	-	-	-	-	-
% of reserves originally established		15.32%	17.21%	9.21%	6.05%	0.41%	-	-	-	-	-

The above table presents the development of unpaid claims liabilities for 1992 through 2001. The top line of the table presents the estimated liability for unpaid claims recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported.

The table also presents the re-estimated liabilities for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2001. Information related to gross unpaid claims development is not available for years 1996 and prior.

The table presents the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year and the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2002, we had paid $68.5 million of the currently estimated $71.7 million of claims that had been incurred through the end of 1996; thus an estimated $3.2 million of losses incurred through 1996 remain unpaid as of the current financial statement date.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1992 have developed adversely by $1.1 million over the ten subsequent years and unpaid claims at December 31, 1995 have developed adversely by $12.2 million over the seven subsequent years. The effects on income during the past three years due to changes in estimates of unpaid claims is shown in Note 7(b) to the Consolidated Financial Statements as the "prior years" contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2002, but incurred in 1998, will be included in the cumulative development amounts for years 1998, 1999, 2000 and 2001. The deficiency identified during the year 2002 of $101.1 million was attributable to unpaid claims as at December 31, 2001 for unpaid claims for the year 2001 and all prior years. Of this deficiency, $55.3 million related to claims occurring in accident year 2001, $24.4 million to claims occurring in 2000, $6.5 million to claims in 1999, $7.8 million to claims occurring in 1998 and $7.1 million to claims occurring in 1997 and prior years. Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.

Liability for Unpaid Claims
(in thousands of Canadian dollars)

Lines of Business	December 31 2002	December 31 2001
Non-Standard Auto	$ 401,976	$ 297,957
Standard Auto	26,967	24,908
Commercial Auto	197,705	38,657
Trucking	320,708	119,259
Motorcycle	54,191	44,568
Liability	139,977	28,271
Property	52,046	29,388
Other	6,984	6,257
Total	**$ 1,200,554**	**$ 589,963**

Liability for Unpaid Claims-Net of Reinsurance Recoverables
(in thousands of Canadian dollars)

Lines of Business	December 31 2002	December 31 2001
Non-Standard Auto	$ 380,193	$ 269,141
Standard Auto	25,024	22,815
Commercial Auto	175,097	29,864
Trucking	291,739	88,214
Motorcycle	45,583	33,269
Liability	104,063	18,140
Property	39,723	20,354
Other	4,934	5,432
Total	**$ 1,066,356**	**$ 487,229**

These increases (decreases) in prior year incurred claims, net of reinsurance, for the years ended December 31, 2002, 2001 and 2000 were $101.1 million, $33.9 million and ($3.4 million), respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

Year Ended December 31, 2002
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1997 and prior	3,210	(487)	(108)	4,402	(583)	687	(3)	7,118
1998	(71)	3,346	2,675	1,068	35	579	133	7,765
1999	395	1,177	1,692	2,212	71	965	8	6,521
2000	1,364	3,107	6,096	13,654	(65)	261	(520)	24,374
2001	336	4,575	6,051	42,981	1,023	362	(27)	55,301
Total	**5,735**	**11,718**	**16,406**	**64,317**	**458**	**2,854**	**(409)**	**101,079**

Year Ended December 31, 2001
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1996 and prior	35	(9)	(120)	1,256	(6)	546	38	1,740
1997	66	385	303	1,868	43	128	(10)	2,783
1998	1,480	255	470	4,881	(92)	168	11	7,173
1999	1,447	1,919	(161)	4,942	(306)	603	41	8,483
2000	553	1,923	1,991	9,119	130	269	(290)	13,695
Total	**3,581**	**4,473**	**2,483**	**22,066**	**(233)**	**1,714**	**(210)**	**33,874**

Year Ended December 31, 2000
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1995 and prior	379	-	(462)	8,162	(45)	57	(61)	8,030
1996	(223)	22	(359)	(497)	(69)	(7)	(9)	(1,147)
1997	563	479	(719)	(6,853)	(159)	106	(149)	(6,732)
1998	16	5,804	(581)	(5,766)	(349)	109	(308)	(1,074)
1999	(745)	(5,674)	(287)	6,006	(1,421)	508	(850)	(2,463)
Total	**(15)**	**631**	**(2,408)**	**1,052**	**(2,042)**	**773**	**(1,377)**	**(3,386)**

The results for the year ended December 31, 2002 were adversely affected by the evaluation of unpaid claims related to prior years that identified a net deficiency of $101.1 million related to claims incurred during 2001 and prior years. Of this $101.1 million deficiency, 84% was related to non-standard automobile, standard automobile and motorcycle business in Ontario, which we refer to as Ontario Automobile, and non-standard automobile in the southeastern

United States. The adverse development of prior years' claims in 2002 related to Ontario Automobile and non-standard automobile in the southeastern United States was $63.9 million and $20.4 million, respectively.

Adverse development of Ontario Automobile claims liabilities was driven by several factors. The following chart identifies the increase in reported claims and the increase in reserves and settled claims from 2000 through 2002. From 2000 to 2002, earned premium grew by 83% while reported claims increased 44.0%. However, claims severity increased by 92.5% during the same period. The increase in fraudulent claims, the erosion of the tort threshold and accelerating health cost inflation contributed to the required increase in claims liabilities related to prior years. During that period we continued to revise our reserve methodology to react to the changing claims settlement environment. Although our average claims reserves at December 31, 2002 exceeded our average settlements in 2002, we expect claim settlements to approximate our current reserving position in the future.

At December 31, 2002, we selected a point at approximately 96% of the mid-point in a range of estimate determined in accordance with accepted actuarial practice to estimate Ontario Automobile unpaid claims liabilities.

Ontario Automobile

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported in	Total Settled in	Unpaid Claim Reserve	Settled Claim
2002	3,312	7,251	7,068	$ 22,821	$ 8,659
2001	3,129	6,978	6,171	$ 16,529	$ 6,893
2000	2,322	5,018	4,335	$ 16,564	$ 4,498

Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. The adverse development experienced by us was part of an industry wide adverse development situation that began to materialize in 2000 and continued through 2002. The escalation in health cost inflation and the higher incidence of fraud in Ontario significantly exceeded industry expectations.

Also, beginning in 2000, we identified significantly increased frequency and severity trends in health care costs in Ontario where we are required to offer unlimited coverages and much higher liability limits than our other markets. As changes to Ontario automobile policies have occurred, the changes have been reflected in our assessment of unpaid claims for current and prior years as well as our assessment of claims that occur in future periods. As a result, we increased our estimate for unpaid claims relating to automobile third party liability claims incurred prior to 2002. The estimated provisions related to automobile accident benefit claims were also increased as the assumed inflation rate and severity factors previously utilized were found to be inadequate based on the actual development experienced in 2002. We increased our reserves related to tort liability and revised our expected loss estimates for automobile accident benefit claims in our 2002 unpaid claims liabilities to account for the upward changes in both health care cost inflation and severity. Actuarial assumptions were also changed in 2002 to account for the shift in loss development trends. The numerous changes to Ontario automobile legislation and court decisions throughout the 1990's has inhibited the Canadian insurance industry's ability to accurately predict the ultimate claims liabilities associated with Ontario automobile policies, which includes automobile, trucking and motorcycle risks.

Adverse development in the southeastern United States was driven by two factors. First, the increase in Personal Injury Protection litigation in Florida gave rise to increased estimates for allocated loss adjustment expenses. The increase in litigation was caused in part by plaintiffs' attorneys bringing separate actions for each clinic or claimant, rather than consolidating cases, and to delays in claims handling due to difficulty in hiring enough qualified claims adjusters. Staffing issues have been alleviated resulting in a 33% decline in monthly suit counts since September 2002. At December 31, 2002, we selected a point at approximately 95% of the mid-point in a range of estimate determined in accordance with accepted actuarial practice to estimate Florida's non-standard automobile unpaid claims liabilities.

Florida

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported in	Total Settled in	Unpaid Claim Reserve	Settled Claim
2002	12,335	32,098	29,695	$ 2,217	$ 1,969
2001	9,932	21,031	16,914	$ 1,979	$ 1,657
2000	5,815	11,725	10,164	$ 1,885	$ 1,706

The second element leading to adverse development of claims liabilities was the escalation of reserves for Southern United Fire Insurance Company located in Mobile, Alabama. Although average settlements had declined 7.5% from 2000 to 2002, average reserves more than doubled. The justification for this case reserve increase is that claims activities in newer territories such as South Carolina are developing with greater than expected frequency and severity requiring additions to the reserves. At December 31, 2002, we selected a point at approximately 99% of the mid-point in a range of estimate determined in accordance with accepted actuarial practice to estimate Southern United's non-standard automobile unpaid claims liabilities.

Southern United Fire Insurance Company

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported in	Total Settled in	Unpaid Claim Reserve	Settled Claim
2002	7,754	36,887	38,494	$ 4,516	$ 1,696
2001	9,361	35,859	32,264	$ 2,963	$ 1,784
2000	5,766	17,610	14,959	$ 2,281	$ 1,823

The claims reserve deficiency reported during 2002 is largely attributable to accident years 2001, 2000, 1999 and 1998 of Ontario Automobile and accident year 2001 for the southeastern United States. In addition to the enactment of more favorable automobile insurance legislation in Ontario to combat fraud and control the tort claims in the no-fault system, we believe we have taken the necessary steps to reflect the ultimate cost of claims from these years. In the southeastern United States, we have put new management in place and have increased the quality and number of our claims staff to ensure that claims are investigated and adjudicated promptly and to avoid delays in establishing reserves for the ultimate cost of personal injury claims.

Results of Operations Years ended December 31, 2002 and 2001

Gross Premiums Written. Our gross premiums written in 2002 increased 99% to $2.1 billion, compared with $1.1 billion in 2001. Gross premiums written for our U.S. operations in 2002 increased 130% to $1.6 billion, compared with $709.2 million in 2001. For 2002, U.S. operations represented 77% of gross premiums written compared with 67% last year. Gross premiums written from Canadian operations in 2002 increased 38% to $490.8 million compared with $356.0 million in 2001.

Gross premiums written from non-standard automobile increased by 52% to $828.1 million over last year. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. We continue to experience both volume growth and rate increases in most of our non-standard automobile markets. In Canada, we implemented rate increases in early 2002 and again in the third quarter of 2002 to improve the profitability of our Ontario Automobile business. During the third quarter we obtained approval for a rate increase as well as permission to eliminate certain classes of risk in Ontario. The impact of these initiatives was to increase rates by an average of 22.3% and for many of our policyholders in the metropolitan Toronto area by over 40%. We currently do not offer policy terms of longer than six months duration for non-standard automobile in Ontario. Our Canadian operations experienced a 41% increase in non-standard automobile premiums and our U.S. operations experienced a 55% increase from existing markets compared to 2001.


Gross Premiums Written by Geographical Area
(%)
Canada
U.S.
76.9
66.6
33.4
23.1
70
60
50
40
30
20
10
0
01
02


Gross Premiums by Business Line
($ millions)
2001
2002
828.1
546.3
685.5
253.5
158.9
237.5
52.3
49.2
42.1
36.5
33.7
29.3
25.8
20.0
15.9
13.5
53.8
51.3
35.0
21.8
80
60
40
20
0
Non-Standard Automobile
Standard Automobile
Motorcycle
Personal-Property & Liability
Warranty
Personal-Other Specialty
Trucking
Commercial-Automobile
Commercial-Property & Liability
Commercial-Other Specialty

Page 37

In 2002, gross premiums written from trucking and commercial automobile increased 175% to $844.4 million compared to $307.2 million in 2001. As a result of the market conditions, we are experiencing growth through additional new business as well as through the ability to charge higher premiums for the business. Trucking and commercial automobile represented 40% of gross premiums written in 2002 compared with 29% last year.

The programs that we started to implement with managing general agents, or MGAs, in the United States during the last half of 2001 for non-standard automobile, trucking and commercial automobile have been expanded in 2002. In 2002 these programs generated $961.4 million or 45% of our gross premiums written compared with $206.0 million or 19% last year. We have been able to grow this aspect of our business due to limited competition, and as a result, we have been able to implement more favorable pricing than the companies we replaced. In each of these arrangements, the MGAs' compensation is dependent on the underwriting profit they generate.

American Country Holdings Inc., or ACHI, was acquired on April 5, 2002 and its results have been consolidated with our U.S. operations since March 31, 2002. ACHI has contributed $36.0 million of gross premiums written or 3% of the increase in our gross premiums written during 2002.

Net Premiums Written. Net premiums written in 2002 increased 98% to $2.0 billion compared with $1.0 billion for 2001. Net premiums written from our U.S. operations in 2002 increased 128% to $1.5 billion compared with $679.1 million for 2001. Net premiums written from our Canadian operations increased 38% to $463.0 million from $335.9 million for 2001. The increase in net premiums written is attributable to the aforementioned increases in gross premiums written. In 2002 reinsurance premiums ceded represented 5.4% of gross premiums written compared to 4.7% in 2001 as a result of the increased cost of reinsurance coverages.

Net Premiums Earned. Net premiums earned for 2002 increased 99% to $1.7 billion, compared with $872.8 million for 2001. For U.S. operations, net premiums earned for 2002 increased 140% to $1,322.5 million compared with $550.9 million in 2001. Net premiums earned from our Canadian operations for 2002 increased by 29% to $415.2 million compared with $321.9 million for 2001. Earned premiums have grown due to the increase in written premiums during the past year.

Investment Income. Investment income for 2002 increased to $64.9 million compared with $52.6 million for 2001. The growth in our premiums written generated positive cash flow from operations which increased the investment portfolio by $600.4 million during 2002, which was offset by the impact of lower interest rates.

Net Realized Gains. Net realized gains amounted to $16.3 million in 2002 compared with $12.1 million in 2001. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $6.6 million in 2002 compared to $1.2 million in 2001.

Claims Incurred. Our claims ratio for 2002 was 71.4%, compared to 70.6% for 2001. The claims ratio for the U.S. operations for 2002 was 69.2% compared with 68.9% for 2001. The slight deterioration in the U.S. operations claims ratio is a reflection of adverse claims development amounting to $35.2 million. The claims ratio for our Canadian operations in 2002 was 78.3% compared to 73.5% for 2001. The claims ratio for our Canadian operations was adversely influenced by results from non-standard automobile, standard automobile and motorcycle business in Ontario, which we refer to as Ontario Automobile, which experienced $63.9 million of adverse prior year claims development.

Net Premiums Earned



($ millions)
1,737.8
1000
872.8
800
600
540.0
445.6
400
314.7
200
58% CAGR
0
98
99
00
01
02

Claims Ratio



(%)
100
U.S. Industry†
89.6
80
Canadian Industry*
76.5
71.4
Kingsway
60
98
99
00
01
02

* Sources - Canadian: 1998-2001 - IAO, *The Quarterly Report*, 3rd Quarter, 2002; 2002 - IBC, *Perspective*, March, 2003

† Source - U.S.: 1998-2002 - A.M. Best, *Review Preview*, January, 2003

The claims ratio for the Canadian operation for 2002 was 64.6% excluding Ontario Automobile. For 2002, net premiums earned from Ontario Automobile amounted to $137.0 million, which produced claims incurred of $145.3 million.

Underwriting Expenses. Our expense ratio for 2002 was 28.4%, compared to 28.5% for 2001. The expense ratio for Canada for 2002 was 30.1%, compared to 29.6% for 2001, and the expense ratio for the U.S. for 2002 was 28.0%, compared to 27.9% for 2001. In order to be more consistent with industry practice and the treatment of expenses on our MGA business, effective October 1, 2002 we initiated the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change in estimate was to defer an additional $6.6 million of underwriting expenses, which reduced the expense ratio by 0.3% for the year.

Combined Ratio. The combined ratio of 99.8% for 2002 produced an underwriting profit of $2.6 million, compared with $7.6 million profit reported in 2001. For 2002, the U.S. operations combined ratio was 97.2% (96.8% last year) and for the Canadian operations the combined ratio was 108.4% (103.1% last year). The results of our Canadian operations were adversely affected by results from automobile and motorcycle business in Ontario (Ontario Automobile) due to increases in accident benefit loss costs. In 2002, the U.S. operations produced an underwriting profit of $37.5 million compared to an underwriting profit of $17.5 million in 2001. The Canadian operations produced an underwriting loss of $34.9 million compared to a underwriting loss of $9.8 million for 2001. For 2002, Ontario Automobile generated $137.0 million, or 8%, of net premiums earned at a combined ratio of S131.4%, and produced an underwriting loss of $43.1 million. The combined ratio for 2002 and 2001 was influenced by adverse development on prior year claims. In 2002, adverse development of prior year claims amounted to $101.1 million, which increased the combined ratio by 5.8% for the year. Adverse development for prior year claims during the year ended December 31, 2001 amounted to $33.9 million, which increased the combined ratio by 3.9% in 2001.

Interest Expense. Interest expense in 2002 was $12.3 million, compared to $11.4 million for 2001. The increase was primarily the result of an increase in our bank debt during the year.

Net Income and Earnings Per Share. Our net income for 2002 increased by 77% to $79.5 million, compared to $44.9 million in 2001. As a result of a higher proportion of income before tax being generated in lower tax jurisdictions, and net losses incurred in higher tax jurisdictions, in 2002, we reported a consolidated income tax credit of $8.8 million compared to an income tax expense of $10.1 million in 2001. Prior to January 1, 2002, we amortized goodwill arising from acquisitions over the applicable useful life of the asset acquired, which in 2001 resulted in expense of $5.8 million after tax. Diluted earnings per share for 2002 were $1.61, compared to $1.19 on 31% more shares outstanding in 2002.

Book Value Per Share and Return on Equity. Book value per share was $12.56 at December 31, 2002 compared to $11.03 at December 31, 2001. Our return on equity was 13.8% in 2002 compared to 13.3% for 2001. Our investment portfolio increased to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002, compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001.



Expense Ratio
(%)
Total Expense
G&A
35
30
25
20
15
10
5
0
32.3
12.7
34.2
13.8
32.1
12.4
28.5
9.4
28.4
7.1
98
99
00
01
02



Shareholders' Equity Per Share
($)
12
10
8
6
4
2
0
6.96
7.12
8.01
11.03
12.56
16% CAGR
98
99
00
01
02

Results of Operations Years Ended December 31, 2001 and 2000

Gross Premiums Written. Our gross premiums written in 2001 increased by 66%, to $1,065.3 million in 2001, compared to $643.0 million in 2000, due primarily to premium growth in our non-standard automobile insurance business. The increase in gross premiums written was primarily achieved by taking advantage of opportunities to increase prices and the volume of business. Unearned premiums increased by 58% to $424.1 million at the end of 2001 from $268.2 million at the beginning of the year.

Gross premiums written from our Canadian operations increased by 23% to $356.0 million compared with $289.4 million in 2000. Our non-standard automobile business in Canada increased 24% to $114.8 million for 2001, compared to $96.9 million for 2000. We experienced growth in all of our major provinces of Ontario, Alberta and Quebec in our non-standard automobile business. Our trucking business also experienced strong growth in Canada of 56% to $56.1 million as a number of insurers have exited the marketplace over the last year allowing us to acquire additional books of business and to underwrite these risks at significantly higher rates.

Gross premiums written by our U.S. operations in 2001 increased by 101% to $709.2 million, compared to $353.6 million in 2000. We entered into a number of MGA relationships during 2001 to expand our non-standard automobile, trucking and commercial automobile insurance. Our MGA programs accounted for 54% or $190 million of our growth in gross premiums written in 2001. During the year we saw strong growth in California and Texas due to the exit of several competitors from these markets. We entered the California market during the second quarter of 2001 and wrote $44.7 million in 2001, representing 13% of the growth for our U.S. operations.

Gross premiums written from non-standard automobile insurance in 2001 increased by 51% to $546.3 million, compared to $361.3 million in 2000. Premiums in Canada increased by 24% over 2000, and by 61% in the United States. Non-standard automobile insurance represented 51% of our total business in 2001, compared to 56% in 2000.

Gross premiums written from commercial automobile insurance, including trucking and taxis, in 2001 increased by 192% to $307.2 million, compared to $105.3 million in 2000. The increase resulted primarily from the rate increases that were implemented during the year and new business relationships that we established in the United States. Premiums from property and liability lines, including warranty, in 2001 increased by 31% to $100.6 million, compared to $76.6 million in 2000. Premiums from motorcycle insurance increased 15% to $42.1 million, compared to $36.5 million in 2000.

Net Premiums Written. Our net premiums written in 2001 increased by 68% to $1,015.0 million, compared to $604.7 million in 2000. In Canada, net premiums written in 2001 increased 24% to $335.9 million, compared to $272.0 million in 2000, and by 104% in the U.S. to $679.1 million from $332.7 million. This significant growth resulted from the increase in gross premiums written and the increased retention of business. In 2001, premiums ceded to reinsurers represented 5% of gross premiums written compared to 6% in 2000.

Net Premiums Earned. Our net premiums earned in 2001 increased 62% to $872.8 million, compared to $540.0 million in 2000. Net premiums earned from Canadian operations increased 28% to $321.9 million, compared to $251.9 million in 2000. The U.S. operations increased by 91% to $550.9 million, compared with $288.1 million in 2000.

Investment Income. Our investment income in 2001 increased by 18% to $52.6 million, compared to $44.6 million in 2000. The growth in our premiums written increased the cash available for investment which increased the investment portfolio in the year.

Net Realized Gains. We realized net gains on sales of investments of $12.1 million in 2001. The market value of our portfolio improved significantly in 2001 due to declining interest rates and increased values in our equity portfolio. At December 31, 2001, the fair value of the investment portfolio was approximately $11.6 million higher than the carrying value of the portfolio based on prevailing market prices. At December 31, 2000 the carrying value was $0.4 million higher than the fair value.

Claims Incurred and Unpaid Claims. Our claims ratio for 2001 was 70.6%, compared to 68.9% for 2000. The claims ratio for the Canadian operations deteriorated to 73.5%, compared to 70.1% in 2000 and for the twelfth consecutive year outperformed the Canadian industry ratio which was 79.1% for 2001, according to the Insurance Bureau of Canada, or IBC. The increase in the claims ratio of our Canadian operations was caused by the deterioration of the results of our Ontario automobile business. We experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort system under the then current Ontario automobile legislation. As a result, we increased our estimate for unpaid claims during 2001, which increased our claims ratio by 10.3%. The claims ratio for the U.S. operations increased slightly to 68.9% in 2001, compared to 67.8% in 2000 and remains below the U.S. industry of 90.1% in 2001, according to A.M. Best. The increase in the claims ratio for our U.S. operations reflected adverse development of non-standard automobile that added 0.1% to the claims ratio.

Underwriting Expenses. The expense ratio for 2001 decreased to 28.5%, compared to 32.1% in 2000. The decrease is mainly attributable to general and administrative expenses, which were 9.4% of premiums earned, compared with 12.4% in 2000.

The general and administrative expenses were lower as a percentage of net premiums earned due to increased levels of earned premiums in both Canada and the United States.

Commissions and premium taxes in 2001 were 19.1% of earned premiums, compared to 19.7% in 2000. For our Canadian operations, commissions and premium taxes represented 18.9% of earned premiums in 2001, compared to 21.3% in 2000 and in the United States were 19.3% of earned premiums in 2001, compared to 18.3% in 2000.

General and administrative expenses for our Canadian operations were 10.7% of net premiums earned, compared to 10.4% in 2000. For our U.S. operations, general and administrative expenses were 8.7% of net premiums earned, compared to 14.8% for 2000.

Combined Ratio. The combined ratio for 2001 improved to 99.1% compared to 101.0% in 2000. This produced an underwriting profit of $7.6 million for 2001 compared to an underwriting loss of $5.3 million in 2000. For 2001, the combined ratio of our U.S. operations improved to 96.8% compared to 100.9% in 2000 and for the Canadian operations was 103.1% compared to 101.8% in 2000. The results of the Canadian operations were adversely affected by prior years claims development of $33.3 million related primarily to our Ontario automobile business. This increased charge related to prior periods increased the combined ratio of Canadian operations by 10.3% and the consolidated combined ratio by 3.8% for the year ended December 31, 2001.

Interest Expense. Interest expense in 2001 was $11.4 million, compared to $11.4 million in 2000.

Net Income Before Goodwill Amortization. Our acquisitions in Canada and the United States have required that goodwill amortization of $5.9 million be charged against earnings in 2001 compared to $5.5 million in 2000. Net income before goodwill amortization in 2001 increased by 54% to $50.8 million, compared to $32.9 million in 2000. As of January 1, 2002 all existing goodwill and intangible assets with indefinite lives which are currently included in our Consolidated Balance Sheets will cease to be amortized to income over time, and will be subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. The Company currently has no intangible assets with indefinite lives.

Net Income and Earnings Per Share. Our net income in 2001 increased to $44.9 million, compared to $27.4 million in 2000. Diluted earnings per share improved to $1.19 on 37,856,100 weighted average number of shares, compared to $0.80 on weighted average number of shares 34,341,235 shares in 2000. Fully diluted earnings per share before goodwill increased to $1.34, compared to $0.96 in 2000.

Book Value Per Share and Return on Equity. Book value per share increased by 38% to $11.03 at the end of 2001, compared to $8.01 at the end of 2000. Our return on equity in 2001 improved to 13.3%, compared to 10.7% in 2000.

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

Our insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of earning those premiums and paying claims. This creates a liquid float of money that we hold on behalf of our policyholders. We earn investment income on this float until we pay the claim. As long as we continue to grow and remain profitable, the float grows and continues to be available for investment. Net cash provided from the growth in operations in 2001 was $207.3 million and in 2002 was $600.4 million.

In February 1999, we entered into a US$100.0 million unsecured credit facility with Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, LaSalle Bank National Association and First Union National Bank. This facility is for a fixed term of five years, at a fixed rate of LIBOR plus a spread which varies with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever is higher, for the term of the facility. The current interest rate, including the spread, on this facility is 7.41%. As of December 31, 2002, we were in compliance with all of the covenants of this credit facility and we had a principal balance of $133.3 million (US$85.0 million). This facility is subject to periodic principal reductions and may not be reborrowed.

In May 2002, we entered into a $66.5 million revolving credit facility with Canadian Imperial Bank of Commerce, HSBC Bank Canada and LaSalle Bank National Association. The facility is a 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. As of December 31, 2002, the effective interest rate was approximately 3%. This debt ranks pari passu with our US$100 million unsecured credit facility. As of December 31, 2002, we were in compliance with all of the covenants of this credit facility and we had approximately $33.1 million outstanding and an additional $33.4 million available under this revolving facility.

Our US$100 million unsecured credit facility and our $66.5 million revolving credit facility contain certain financial covenants including a requirement that we maintain a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio.

On December 6, 2002, Kingsway Financial sold $78 million aggregate principal amount of 8.25% senior unsecured debentures due December 31, 2007. The net proceeds of the offering amounted to approximately $77.1 million, after the application of the underwriters' discount and commission. The yield on the debentures to maturity is 8.298%. We used a portion of the net proceeds of the senior unsecured debentures to provide approximately $50 million to Kingsway America to support the growth of U.S. operations, approximately $16.4 million to pay a portion of the amount outstanding under our $66.5 million unsecured revolving credit facility and the balance for general corporate purposes.

On December 4, 2002, Kingsway Connecticut, a subsidiary of Kingsway, sold $23.6 million (US$15 million) in 30-year floating rate trust preferred securities. Kingsway America has the right to call the securities at par after five years. Kingsway Connecticut used the proceeds from the offering to purchase a floating rate junior subordinated deferrable interest debenture from Kingsway America. This floating rate debenture bears interest initially at the rate of 5.42375% until March 4, 2003; thereafter, the rate will be 3-month LIBOR plus 4%, but until December 4, 2007, the interest rate will not exceed 12.5%. The proceeds of the private offering were used to increase the capital of our U.S. insurance subsidiaries.

Kingsway Financial is substantially dependent on raising additional equity or debt, capital and dividends, loans and advances from its subsidiaries to meet its commitments and obligations. The payment of dividends to Kingsway Financial by its insurance and reinsurance subsidiaries is subject to limitations imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, principally the laws of the various states in the U.S. where our subsidiaries are located, Canadian federal and provincial laws, and the laws of Barbados and Bermuda. Based on the dividend restrictions imposed by applicable insurance laws, dividends available for payment from our subsidiaries during 2003, based on our December 31, 2002 financial statements, would have been $180.3 million. Also, both of our credit facilities described above contain financial covenants regarding Kingsway Financial's minimum net worth and the maintenance of certain financial ratios. These facilities allow Kingsway Financial's subsidiaries to pay dividends only if after giving effect to such dividends, there would be no default or event of default under the facilities.

Our senior debt is rated "BBB" (Investment Grade) by Standard & Poor's, a primary rating agency for debt in North America, and by Dominion Bond Rating Services, a Toronto-based, full-service credit rating agency established in 1976.

Shareholders' Equity

As a result of our profitability, our shareholders' equity increased to $612.9 million at December 31, 2002 compared to $536.8 million at December 31, 2001. Book value per share outstanding was $12.56 per share at December 31, 2002, an increase of 14% compared to $11.03 per share at December 31, 2001. Our book value per share outstanding increased 17% in 1998, 2% in 1999, 13% in 2000, 38% in 2001 and 14% in 2002.

Investments

The fair value of our investment portfolio, including cash and premium finance receivables, amounted to $2.13 billion as of December 31, 2002 and $1.25 billion as of December 31, 2001. At December 31, 2002, our portfolio, other than cash and premium finance receivables, was comprised primarily of short-term securities including treasury bills, bankers' acceptances, government bonds and corporate bonds (94.7% rated "A" or higher and 3.5% invested in non-investment grade securities). The fair value of equity investments represented 8.8% of our investment portfolio at December 31, 2002 and 9.4% at December 31, 2001.

We recognized a charge of $6.6 million and $1.2 million for investment value impairment that was considered other than temporary for the years ended December 31, 2002 and December 31, 2001, respectively. We perform periodic analyses of our investment holdings to determine if declines in market value are other than temporary.

Investment Portfolio

(%)


21%
Government Bonds
25%
Accrued Interest
& Term Deposits
29% Corporate Bonds
4% Premium Finance Receivables
9% Equities
12% Cash

As of December 31, 2002 and December 31, 2001, the gross unrealized gains in our investment portfolio amounted to $43.8 million and $22.0 million, respectively. The gross unrealized losses amounted to $11.3 million and $10.4 million, as at December 31, 2002 and 2001, respectively. The unrealized loss attributable to non-investment grade fixed income securities at December 31, 2002 and December 31, 2001 was $0.8 million and $2.4 million, respectively. The unrealized losses at December 31, 2002 and December 31, 2001 were considered temporary declines in market value based on the review of individual holdings as indicated above.

With the exception of U.S. and Canadian government bonds, we limit our investment concentration at each of our subsidiary companies in any one issuer or related groups of issuers to less than 5% of the subsidiary company's investment portfolio. At December 31, 2002 approximately 95% (December 31, 2001 – 94%) of our fixed income portfolio was rated A/A2 or better by Standard & Poors' or Moody's Investors Service.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed-income securities will generally decrease and our realized gains on fixed-income securities will likely be reduced.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the equity securities we own.

We currently maintain and intend to maintain an investment portfolio comprising primarily fixed income securities.

Risk Factors

Our provision for unpaid claims may be inadequate, which would result in a reduction in our net income.

Our provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Actual losses from claims may deviate, perhaps substantially, from the provisions for unpaid claims reflected in our financial statements. As of December 31, 2002, our provisions for unpaid claims were $1,200.6 million, which we believe are adequate.

We base our provisions for unpaid claims on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Furthermore, factors such as inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our actual claims experience. As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience are usually required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year end. Favorable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined. During 2002, we experienced reserve deficiencies of $101.1 million on prior periods. Of this deficiency, 84% was primarily related to Ontario automobile and non-standard automobile in the southeastern United States. Although we have made adjustments in our reserving practices to reflect this abnormal claims experience, we cannot assure you that these unfavorable trends will not require additional reserves in the future.

To the extent our actual claims experience is less favorable than our current claims estimates reflected in our provisions for unpaid claims, we will be required to increase our provisions for unpaid claims which will reduce our profitability in future periods. Moreover, insufficiencies in our provisions for unpaid claims could have a material adverse effect on our results of operations and financial condition.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

We have grown rapidly over the last several years. As a result, our gross premiums increased 26% in 2000, 66% in 2001 and 99% in 2002 compared to the prior period. This growth may place a strain on our management systems and operational and financial resources. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new MGA relationships, acquired businesses and other new business involves numerous risks that could adversely affect our growth and profitability, and are contingent on various factors, including:

- expanding our financial, operational and management information systems;
- managing our relationships with independent agents, MGAs and brokers, including maintaining adequate controls;
- expanding our executive management and the infrastructure required to effectively control our growth;
- maintaining ratings for certain of our insurance subsidiaries;
- increasing the statutory capital of our insurance subsidiaries to support additional underwriting;
- accurately setting provisions for claims for new business where we lack historical underwriting experience;
- obtaining regulatory approval for appropriate premium rates; and
- obtaining the required regulatory approvals to offer additional insurance products or expand into additional states and provinces.

We cannot assure you that we will be able to manage our growth effectively or that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

We rely on independent agents, MGAs and brokers and are exposed to related risks.

We market and distribute our automobile insurance products through a network of over 3,500 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2002, approximately 58% of our gross written premiums in the United States were sourced through MGAs and approximately 42% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, MGAs and brokers and we rely heavily on their ability to attract new business. These independent agencies and MGAs typically represent more than one insurance company, which may expose us to competition within the agency, and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to "open market" arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents, MGAs and brokers generally have the ability to bind insurance policies and a few MGAs may settle claims on our behalf, and we have only limited ability to exercise control over them. In the event that an independent agent, MGA or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, MGAs or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents, MGAs or brokers for payment over to us. These premiums are considered paid when received by the agent, MGA or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, MGA or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, MGAs and brokers in connection with the settlement of insurance balances.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.

The automobile insurance and other property and casualty markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

In our non-standard automobile business, we compete with both large national underwriters and smaller regional companies. Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and reduced costs to acquire policies. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the demand for our products to decrease, which would adversely affect our profitability. In addition, in certain provinces or states, government-operated risk plans may provide non-standard automobile insurance products at a lower price than those we provide.

Additionally, our markets may attract competition from time to time from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

The results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by many factors, including:

- rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;
- volatile and unpredictable developments, including weather-related and other natural catastrophes;
- changes in insurance and tax laws and regulation, as well as new legislative initiatives; and
- general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation which may encourage frivolous litigation or expose automobile insurers to allegations of bad faith;
- changes in consumer protection laws which could limit the use of used or like kind and quality after-market parts or to compel compensation for alleged diminution in value notwithstanding repair of the vehicle; and
- changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

The financial performance of the property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates followed by "hard" markets characterized generally by lessening competition and increasing premiums rates. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

If we fail to comply with the covenants in our credit agreements or fail to maintain specified financial ratios, the lenders under our credit facilities could declare us in default of our obligations.

Our credit agreements contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specified financial ratios, including a requirement that we maintain on a consolidated basis a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio. If we fail to comply with the covenants under our credit facilities or meet these financial ratios, the lenders under our credit facilities could declare a default and demand immediate repayment of all amounts owed to them. A default under our credit agreements may, if our lenders declare us in default and demand immediate repayment, force us to pay the full balance under our credit facilities, thereby adversely affecting our liquidity and forcing us to cease or substantially slow our growth.

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company's premiums.

Our insurance subsidiaries maintain individual ratings by A.M. Best, which represent independent opinions of an insurer's financial strength and ability to meet policyholder obligations. Our Canadian subsidiaries, Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company, possess an "A-" (Excellent) rating from A.M. Best (fourth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an "A-" (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a "B++" (Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a "B+" (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a "B" (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed "secure" and are assigned to insurers which have, on balance, excellent balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B++ and B+ (Very Good) are deemed "secure" and are assigned to insurers which have, on balance, very good balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed "vulnerable" and are assigned to insurers which have, on balance, fair balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have an ability to meet their ongoing obligations to policyholders.

Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could significantly decline.

For the year ended December 31, 2002, approximately 39% of our gross premiums written were attributable to non-standard automobile and 32% were attributable to trucking insurance. The size of both the non-standard automobile and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may specifically be affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.


Gross Premiums Written
by Business Line
(%)
39% Non-Standard Automobile
32% Trucking
1% Warranty
2% Motorcycle
2% Standard Automobile
1% Personal-Other Specialty
2% Personal-Property & Liability
2% Commercial-Other Specialty
8% Commercial-Automobile
11% Commercial-Property & Liability

If we fail to comply with applicable insurance regulatory requirements, our business and financial condition could be adversely affected.

As an insurance company, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on types of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers and their agents; and
- limitations on dividends and transactions with affiliates.

In addition, these statutes typically require us periodically to file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to compliance with these requirements, and could be subject to regulatory sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws and regulation, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

If our insurance subsidiaries fail to comply with minimum capital requirements, they may be subject to regulatory action.

In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer's compliance with RBC requirements. The provinces in Canada in which we operate have similar solvency requirements. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

Our business could be adversely affected as a result of changing political, regulatory, economic or other influences.

The insurance industry is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Legislatures in Canada, the United States, Barbados, Bermuda and local jurisdictions in which we operate have periodically considered programs to reform or amend their respective insurance and reinsurance systems. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. For example, in the United States, current and proposed federal measures that may affect our business include proposals regarding insurance coverage for terrorism, natural disaster protection and tort reform. In Canada, we experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort provisions of the current Ontario automobile legislation which negatively impacted our results.

Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs, including initiatives to roll back automobile and other personal line rates. These changes, if adopted, may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. We cannot predict the future impact of changing law or regulation on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

We may not be able to realize our investment objectives, which could reduce our net income significantly.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2001 and 2002, net investment income and net realized capital gains accounted for approximately 6.9% and 4.5%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2002, the fair value of our investment portfolio included $1.6 billion of fixed income securities. For 2001 and 2002, the change in net unrealized gains in our portfolio reflected an increase of $12.0 million and an increase of $21.0 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

We derive most of our premiums from a relatively small number of jurisdictions, including Illinois, Florida, Ontario and California. Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

Gross Premiums Written by Geographical Area

(%)


12% Florida
11% Illinois
28% Other
11% California
10% Ontario
7% Texas
6% Alberta
5% Quebec
4% South Carolina
3% Alabama
3% Pennsylvania

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of liability to our insureds. A third party reinsurer's insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2002, we had $164.7 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry in 2001 and 2002, which included the impact of the terrorist attacks of September 11, 2001 in the United States, may adversely affect the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or obtain other reinsurance facilities in adequate amounts and at favorable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Kingsway Financial is a holding company and its operating subsidiaries are subject to dividend restrictions.

Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2003, under these insurance regulatory restrictions, based on our December 31, 2002 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $180.3 million. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. There are no employment contracts in place for any of our executives.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholders.

Regulatory provisions may delay, deter or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would generally require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

Regulatory requirements could make a potential acquisition of our company more difficult and may prevent shareholders from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

In addition, the Shareholder Rights Plan adopted by our board of directors may also have anti-takeover effects. Our Shareholder Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

Fluctuations in currency exchange rates could negatively affect our results.

We publish our consolidated financial statements in Canadian dollars. The majority of our premiums are currently denominated in U.S. dollars, and we expect that our U.S. business will continue to grow as a proportion of our business. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into our consolidated financial statements.

Outlook

Our gross premiums written for the year 2002 were $2.12 billion, an increase of 99% over the $1.07 billion in 2001, which in turn was 66% higher than the $643 million of gross written premium in 2000. As a result of this significant growth our unearned premium balances increased by 83% to $776.3 million at the end of 2002. During the last two years we have significantly grown our written premium in an environment where premium rates have increased across all of our lines of business. In 2002, our net written premiums were $2.0 billion whereas our earned premiums represented only 86% of this amount at $1.74 billion. We anticipate that our earned premium revenues will therefore increase again substantially in 2003.

The hard market conditions that started in our industry in late 2000 continue to prevail and we anticipate that these conditions will continue through 2003 and into 2004. Over the last few years, the overall surplus of the worldwide insurance industry has been depleted significantly due to underwriting and investment losses. The erosion of the capital base of the industry has been felt in many companies and sectors and particularly in the insurance sector. In the United States many of our competitors are smaller, thinly capitalized insurers or MGAs who have historically relied on reinsurance capacity to support their operations. The rising cost of reinsurance coverage and the shortage of reinsurance capacity have caused several of our competitors to scale back their operations or completely withdraw from markets. We do not expect a significant reversal of this trend in 2003 or 2004.

Our results for 2002 were significantly impacted by the poor underwriting results from our Ontario automobile product. The Canadian operations produced an underwriting loss of $34.9 million of which the Ontario automobile lines contributed an underwriting loss of $43.1 million whereas the balance of the Canadian operations produced an underwriting profit of $8.2 million. During 2002, we have been able to obtain significant price increases on all of our Ontario automobile lines. In addition, we are optimistic that the recently introduced legislation under Bill 198 and corresponding regulations, together with our own internal fraud prevention initiatives, will enable us to produce significantly improved results from this product in 2003.

In 2002, we saw significant growth in our U.S. operations in our core business lines of non-standard automobile, trucking and commercial automobile. We expect to see further growth in our U.S. operations in 2003 and improved underwriting profitability as we enjoy the benefit of the rate increases that we implemented during 2002.

We are currently experiencing hard market conditions which started to place upward pressure on insurance premium rates in late 2000. Despite the significant rate increases since that date, the underwriting results of the industry in the United States and Canada have not improved commensurate with these rate increases due to significant adverse development of prior year losses in many business lines, including the Ontario automobile product. We anticipate that the underwriting results for the industry in Canada and the United States will start to improve during 2003, however we expect that at the same time the industry will experience a significant decline in fixed income yields upon the maturity and reinvestment of their fixed income securities in their portfolios. Due to the significant positive cash flow generated by our operations during 2001 and 2002, a significant portion of the Company's portfolio is invested in short-term instruments. As a result we do not anticipate that we will see competitive pressure on premium rates in our industry or a return to 'soft' market conditions during 2003 or 2004.

Our continued future growth and profitability is contingent upon various factors, including the amount of competition, availability of capital, our ability to hire and train suitable personnel, identification of attractive markets, regulatory constraints and rating agency considerations. Although our flexibility and discipline to reduce or terminate business where there is unacceptable pricing should allow us to mitigate some of the adverse affects of these factors, we cannot assure you that we will be successful in profitably expanding our business in the future.

Unearned Premiums


($ millions)
500
400
300
200
100
0
188.8
193.4
268.2
424.1
776.3
98
99
00
01
02

Forward Looking Statements

The Annual Report contains forward-looking statements that involve a number of risks and uncertainties including statements regarding the outlook for the Company's business and results of operations. These statements represent the Company's intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved. There are a number of factors that could cause such actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management's Discussion and Analysis of this report under Risk Factors.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Statement on Responsibility for Financial Information

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management's Discussion and Analysis (MDA) and all other information in this Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and also include a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in this Annual Report is consistent with the consolidated financial statements.

The consolidated financial statements and information in the MDA necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MDA also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management's present assessment of this information because future events and circumstances may not occur as expected.

In meeting its responsibility for the reliability of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls. These controls are designed to provide management with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

We, as Kingsway Financial's Chief Executive Officer and Chief Financial Officer, will be certifying Kingsway Financial's annual disclosure document filed with the SEC (Form 40-F) as required by the new United States Sarbanes-Oxley Act.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors weaknesses in the Company's system of internal controls as reported by management or the external auditors.

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation including the selection of appropriate assumptions of the Company's obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, KPMG LLP carries out a review of management's valuation of the policy liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the claims liabilities recorded by management to meet all policyholder obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. The actuary is responsible for assessing whether the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The valuation is based on projections of future claims and claim adjustment expenses on claims incurred at the balance sheet date. It is certain that actual future claims and claim adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. Further, the projections make no provision for new classes or claim categories not sufficiently recognized in the claims database.

Management is responsible for the accuracy and completeness of the underlying data used in the valuation. The actuary's report outlines the scope of the review and the opinion.

Role of the Auditor

The external auditors, KPMG LLP, have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the actuary and their report on the claim liabilities of the Company. The shareholders' auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors' report outlines the scope of their audit and their opinion.

William G. Star



President & Chief Executive Officer
February 6, 2003

W. Shaun Jackson



Executive Vice President & Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 6, 2003

Appointed Actuary's Report

KPMG LLP has reviewed management's valuation, including the selection of appropriate assumptions and methods, of the unpaid claims liabilities of the insurance and reinsurance subsidiaries of Kingsway Financial Services Inc. for its consolidated balance sheets at December 31, 2002 and 2001 and their changes in the statement of operations for each of the years in the three year period ended December 31, 2002 in accordance with accepted actuarial practice.

In accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Insurance regulations in some jurisdictions require that the valuation of some unpaid claims liabilities not reflect the time value of money. The valuation complies with that directive.

In our opinion, the unpaid claims liabilities are appropriate except as described in the preceding paragraph and the consolidated financial statements fairly present its results.

KPMG LLP

Claudette Cantin, F.C.I.A.

February 6, 2003

Consolidated Balance Sheets

As at December 31 (in thousands of Canadian dollars)	2002	2001
Assets		
Cash	$ 244,921	$ 96,200
Investments (notes 2 and 11(c))	1,833,744	1,126,998
Accrued investment income	16,223	12,173
Accounts receivable and other assets	334,603	176,692
Due from reinsurers and other insurers (note 5)	164,742	131,462
Deferred policy acquisition costs	178,574	95,717
Income taxes recoverable	3,851	1,246
Future income taxes (note 6)	59,505	23,086
Capital assets	43,981	38,643
Goodwill and intangible assets (note 1(e))	104,290	76,527
	$ 2,984,434	$ 1,778,744
Liabilities and Shareholders' Equity		
Liabilities		
Bank indebtedness (note 10(a))	$ 170,390	$ 144,516
Accounts payable and accrued liabilities	122,606	83,303
Unearned premiums (note 5)	776,323	424,120
Unpaid claims (notes 5 and 7)	1,200,554	589,963
Senior unsecured debentures (note 10(b))	78,000	-
	2,347,873	1,241,902
Subordinated indebtedness (note 10(c))	23,636	-
Shareholders' equity		
Share capital (note 3)	357,192	356,232
Currency translation adjustment	11,090	15,499
Retained earnings (note 11(b))	244,643	165,111
	612,925	536,842
Contingent liabilities (note 11)		
	$ 2,984,434	$ 1,778,744

See accompanying notes to consolidated financial statements.

On behalf of the Board:





David H. Atkins
Director

F. Michael Walsh
Director

Consolidated Statements of Operations

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	2002	2001	2000
Gross premiums written	$ 2,124,691	$ 1,065,262	$ 643,022
Net premiums written	$ 2,009,963	$ 1,014,960	$ 604,693
Revenue:			
Net premiums earned (note 5)	$ 1,737,754	$ 872,830	$ 539,969
Investment income	64,855	52,553	44,576
Net realized gains	16,259	12,079	10,444
	1,818,868	937,462	594,989
Expenses:			
Claims incurred (notes 5 and 7)	1,240,329	616,079	371,946
Commissions and premium taxes (note 5)	372,051	167,176	106,378
General and administrative expenses	122,762	81,938	66,925
Interest expense	12,274	11,399	11,408
Amortization of intangible assets	716	-	-
	1,748,132	876,592	556,657
Income before income taxes	70,736	60,870	38,332
Income taxes (recovery) (note 6):			
Current	4,410	6,665	5,691
Future	(13,206)	3,418	(298)
	(8,796)	10,083	5,393
Net income before goodwill	79,532	50,787	32,939
Amortization of goodwill, net of applicable income tax	-	5,856	5,469
Net Income	$ 79,532	$ 44,931	$ 27,470
Earnings per share (note 3):			
Basic	$ 1.63	$ 1.21	$ 0.81
Diluted	$ 1.61	$ 1.19	$ 0.80

Consolidated Statements of Retained Earnings

Years ended December 31 (In thousands of Canadian dollars)	2002	2001	2000
Retained earnings, beginning of year	$ 165,111	$ 120,180	$ 92,710
Net income	79,532	44,931	27,470
Retained earnings, end of year	$ 244,643	$ 165,111	$ 120,180

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 (in thousands of Canadian dollars)	2002	2001	2000
Cash provided by (used in):			
Operating activities:			
Net income	$ 79,532	$ 44,931	$ 27,470
Items not affecting cash:			
Amortization of goodwill and intangibles	716	6,674	6,206
Amortization of capital assets and deferred charges	9,358	5,137	4,121
Future income taxes	(11,157)	(873)	(276)
Net realized gains	(16,259)	(12,079)	(10,444)
Amortization of bond premiums and discounts	3,746	(4,856)	(2,977)
	65,936	38,934	24,100
Change in non-cash balances:			
Deferred policy acquisition costs	(79,898)	(36,370)	(12,084)
Due from reinsurers and other insurers	1,863	5,377	33,427
Unearned premiums	303,012	131,028	64,024
Unpaid claims	370,193	132,279	(18,390)
Net change in other non-cash balances	(60,722)	(63,920)	1,429
	600,384	207,328	92,506
Financing activities:			
Increase of share capital, net	960	207,751	19
Increase (decrease) in bank indebtedness	26,952	(7,035)	(14,445)
Increase in senior unsecured debentures	78,000	-	-
Increase in subordinated indebtedness	23,636	-	-
	129,548	200,716	(14,426)
Investing activities:			
Purchase of investments	(4,396,825)	(2,277,643)	(1,249,692)
Proceeds from sale of investments	3,857,050	1,958,678	1,221,913
Financed premiums receivable, net	7,768	(7,546)	(24,191)
Purchase of subsidiaries, net of cash acquired (note 8)	(36,908)	(2,336)	(4,468)
Additions to capital assets	(12,296)	(12,837)	(3,864)
	(581,211)	(341,684)	(60,302)
Increase in cash during the year	148,721	66,360	17,778
Cash, beginning of year	96,200	29,840	12,062
Cash, end of year	$ 244,921	$ 96,200	$ 29,840
Supplementary disclosure of cash information:			
Cash paid for:			
Interest	$ 12,186	$ 11,701	$ 11,507
Income taxes	3,034	9,909	1,098

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1. *Summary of significant accounting policies:*

Kingsway Financial Services Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition.

The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); AOA Payment Plan Inc. (Illinois); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Connecticut Statutory Trust I (Delaware); Kingsway Financial Capital Trust I (Delaware); Kingsway Finance Nova Scotia, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Funding Inc. (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Consolidated Insurance Management Corp. (Alabama); Funding Plus of America (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); Yorktowne Premium Finance Company (Pennsylvania); and York Fire & Casualty Insurance Company (Ontario).

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined.

(c) Investments

Fixed term investments are carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares are carried at cost. Where a decline in value of an investment is considered to be other than temporary a writedown of the investment is recorded.

(d) Investment income

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the settlement date, and are calculated on the basis of average cost.

(e) Goodwill and other intangible assets

When the Company acquires a subsidiary or other business where we exert significant influence, we determine the fair value of the net tangible and intangible assets acquired and compare them to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2002 and 2001 goodwill, net of accumulated amortization, was $97,671,000 and $76,527,000, respectively.

When the Company acquires a subsidiary or other business where we exert significant influence, we may acquire intangible assets, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight-line basis over the defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2002 and 2001 intangible assets with a definite useful life, net of accumulated amortization, were $3,066,000 and $nil, respectively.

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2002 and 2001 the Company had intangible assets with an indefinite life of $3,553,000 and $nil, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 was $716,000, $nil and $nil, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2002, 2001, and 2000.

Prior to January 1, 2002 the Company amortized goodwill arising from acquisitions made before July 1, 2001 over the estimated useful life of the asset acquired. Amortization of goodwill was recorded net of applicable income taxes in the Consolidated Statements of Operations. Goodwill amortization of $5,856,000 and $5,469,000, net of applicable taxes of $818,000 and $737,000, was included in income for the years ended December 31, 2001 and 2000, respectively.

(f) Deferred policy acquisition costs

The Company defers brokers' commissions, premium taxes and other underwriting and marketing costs relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

Effective October 1, 2002, on a prospective basis, the Company began deferring other underwriting and marketing costs relating to the acquisition of premiums. The impact of this change was an increase to net income before taxes of $6,589,000 for the year ended December 31, 2002. Had these costs been taken into account in the deferral of policy acquisition costs in prior years, the impact on the financial statements would not have been significant.

(g) Premium revenue and unearned premiums

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums is earned during the summer months, which is the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year-end.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The reinsurers' share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company's method for determining the unearned premium liability.

(h) Unpaid claims

The provision for unpaid claims includes adjustment expenses and represents an estimate for the full amount of all expected costs, including investigation, and the projected final settlements of claims incurred on or before the balance sheet date. The provision does not take into consideration the time value of money or make an explicit provision for adverse deviation.

These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the accounting period in which they are determined.

(i) Reinsurance

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums and deferred policy acquisition costs are also reported before reduction for business ceded to reinsurers and the reinsurers' portion is classified with amounts due from reinsurers.

Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the Company's method for obtaining the related policy liability associated with the reinsured policy.

(j) Translation of foreign currencies

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Translation gains and losses are included in the current income. Income and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange are recognized in the statement of operations.

The operations of the Company's subsidiaries in the United States and Barbados are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenues and expenses are translated at the average rate of exchange for each year. The unrealized gains and losses, which result from translation are deferred and included in shareholders' equity under the caption "currency translation adjustment".

(k) Income taxes

The Company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(l) Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 4 and uses the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. The exercise price of all stock options is based on the market value of the shares at the time the option is granted. No compensation expense is recognized for this plan when stock options are issued to employees and non-employee directors. The consideration paid by employees and non-employee directors on exercise of stock options is credited to share capital.

(m) Capital assets

Capital assets are reported in the financial statements at depreciated cost. Depreciation of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 15-40 years for building and leasehold improvements, 5-7 years for furniture and equipment and 3-5 years for computers and software development. At December 31, 2002 and 2001, the total cost of capital assets is $67,825,000 and $55,203,000, respectively, and accumulated depreciation is $23,844,000 and $16,560,000, respectively. At December 31, 2002 and 2001 the buildings and leasehold improvements account for 32% and 37% of the total cost, respectively and 39% and 45% of the depreciated cost, respectively. At December 31, 2002 and 2001 the computers and software development account for 43% and 26% of the total cost, respectively and 38% and 29% of the depreciated cost, respectively.

2. Investments:

The carrying amounts and fair values of investments are summarized below:

December 31, 2002	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits	$ 506,575	$ 1	$ 65	$ 506,511
Bonds:				
Canadian - Government	130,736	3,993	-	134,729
- Corporate	82,650	3,288	837	85,101
U.S. - Government	152,644	6,768	19	159,393
- Corporate	248,729	10,118	918	257,929
Other - Government	158,294	2,068	2	160,360
- Corporate	282,353	5,275	-	287,628
Sub-total	**$ 1,561,981**	**$ 31,511**	**$ 1,841**	**$ 1,591,651**
Preferred shares - Canadian	2,045	2	22	2,025
Common shares - Canadian	125,563	9,207	6,137	128,633
- U.S.	57,341	3,156	3,314	57,183
Financed premiums	86,814	-	-	86,814
	$ 1,833,744	**$ 43,876**	**$ 11,314**	**$ 1,866,306**

The maturity profile of the bonds and the term deposits investments at their carrying amounts and fair values as at December 31, 2002 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 636,726	$ 638,163
Due after one year through five years	699,514	717,493
Due after five years through ten years	179,809	188,190
Due after ten years	45,932	47,805
	$ 1,561,981	**$ 1,591,651**

December 31, 2001	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits	$ 192,191	$ 1	$ 29	$ 192,163
Bonds:				
Canadian - Government	110,757	2,116	287	112,586
- Corporate	72,631	1,469	2,416	71,684
U.S. - Government	135,251	1,551	346	136,456
- Corporate	136,590	2,915	666	138,839
Other - Government	58,995	431	1	59,425
- Corporate	215,788	1,389	429	216,748
Sub-total	$ 922,203	$ 9,872	$ 4,174	$ 927,901
Preferred shares - Canadian	8,115	13	748	7,380
- U.S.	1,202	71	325	948
Common shares - Canadian	85,383	10,665	4,157	91,891
- U.S.	14,750	1,412	426	15,736
- Other	1,746	-	615	1,131
Financed premiums	93,599	-	-	93,599
	$ 1,126,998	$ 22,033	$ 10,445	$1,138,586

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2001 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 287,625	$ 288,177
Due after one year through five years	436,472	441,350
Due after five years through ten years	162,984	162,999
Due after ten years	35,122	35,375
	$ 922,203	$ 927,901

The carrying amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties. Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices. Financed premiums represent the portion of our insureds monthly premium payments that are not yet due. Certain of our insureds have the option to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays an additional premium for this option, reflecting handling costs and the investment income that would have been earned on such premium, had the total amount been collected at the beginning of the policy period. The additional premium is essentially an interest payment on the balance of the unpaid premium and is recognized as income over the period of the policy. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds market value can be held until maturity when management expects to receive the principal amount.

All of the Company's fixed term investments have fixed interest rates. The coupon rates for the Company's fixed term investments range from 0.94% to 13.00% at December 31, 2002 and 3.75% to 13.25% at December 31, 2001. As the fair value, carrying amounts and face amounts are not materially different, the effective rates of interest based on fair values would not be materially different from the coupon rates.

The Company limits its investment concentration in any one investee or related group of investees to less than 5% of the Company's investments.

Net investment income for the years ended December 31 is comprised as follows:

	2002	2001	2000
Investment income:			
Interest on short-term investments	$ 4,431	$ 6,457	$ 6,433
Interest on bonds	50,317	29,654	26,029
Dividends	3,951	2,652	1,939
Premium finance	8,539	9,861	7,467
Other	565	5,550	4,309
Gross investment income	67,803	54,174	46,177
Investment expenses	2,948	1,621	1,601
Net investment income	$ 64,855	$ 52,553	$ 44,576

Net realized gains for the years ended December 31, 2002, 2001, and 2000 were $16,259,000, $12,079,000, and $10,444,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $6,592,000, $1,200,000 and $nil for the years ended December 31, 2002, 2001 and 2000, respectively. As at December 31, 2002, bonds and term deposits with an estimated fair value of $28,621,000 (2001 - $22,847,000) were on deposit with regulatory authorities.

3. Share capital:

Authorized:

Unlimited number of common shares

Share transactions consist of the following:

	Shares Issued	Stock Options	Weighted Average Exercise Price	Amount
Balance as at December 31, 1999	34,010,068	834,567	$ 10.42	$ 143,462
Normal course issuer bid	(65,200)			(428)
Stock options:				
Granted in year		701,000	4.30	
Exercised in year	131,729	(131,729)	3.40	447
Forfeited in year		(32,500)	6.97	
Balance as at December 31, 2000	34,056,597	1,371,338	$ 8.00	$ 143,481
Issued July 12, 2001	5,750,000			66,375
Issued December 19, 2001	8,625,000			138,373
Stock options:				
Granted in year		367,500	$ 7.80	
Exercised in year	225,609	(225,609)	6.04	1,363
Forfeited in year		(59,668)	6.96	
Balance as at December 31, 2001	48,657,206	1,453,561	$ 8.30	$ 356,232
Stock options:				
Granted in year		425,500	$ 19.66	
Exercised in year	137,006	(137,006)	7.00	960
Forfeited in year		(29,835)	11.39	
Balance as at December 31, 2002	48,794,212	1,712,220	$ 11.17	$ 357,192

Share issue expenses of $7,948,000, net of applicable income taxes of $4,049,000, were deducted from the amount of share capital issued on July 12, 2001 and December 19, 2001.

(a) During the year ended December 31, 2002, options to acquire 137,006 shares (2001 – 225,609 shares; 2000 – 131,729 shares) were exercised at prices from $4.30 to $14.50 per share (2001 - $4.00 to $14.50 per share; 2000 - $2.50 to $4.00 per share).

(b) The weighted average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 48,742,622, 37,202,057 and 33,984,845, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 49,427,348, 37,856,100 and 34,341,235, respectively.

4. Stock-based compensation:

(a) The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. For December 31, 2002 and 2001, the maximum number of common shares that may be issued under the plan is 3,400,000 (2000 – 2,400,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three-year period and are exercisable for periods not exceeding 10 years.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The following tables summarize information about stock options outstanding as at December 31, 2002, December 31, 2001 and December 31, 2000:

December 31, 2002

	Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2002	Number Exercisable at December 31, 2002
$	19.66	21-Feb-02	21-Feb-12	9.2	421,500	-
$	7.80	22-Feb-01	22-Feb-11	8.2	293,340	84,667
$	4.30	24-Feb-00	24-Feb-10	7.2	497,845	302,336
$	11.50	25-Feb-99	25-Feb-04	1.2	293,535	293,535
$	18.78	23-Apr-98	23-Apr-03	0.3	12,000	12,000
$	14.50	19-Feb-98	19-Feb-03	0.2	194,000	194,000
Total				**6.0**	**1,712,220**	**886,538**

December 31, 2001

	Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2001	Number Exercisable at December 31, 2001
$	7.80	22-Feb-01	22-Feb-11	9.2	346,500	-
$	4.30	24-Feb-00	24-Feb-10	8.2	565,190	147,516
$	11.50	25-Feb-99	25-Feb-04	2.2	322,203	211,034
$	18.78	23-Apr-98	23-Apr-03	1.3	16,000	16,000
$	14.50	19-Feb-98	19-Feb-03	1.2	199,000	199,000
$	8.40	24-Apr-97	24-Apr-02	0.3	4,000	4,000
$	8.75	20-Feb-97	20-Feb-02	0.2	668	668
Total				**6.0**	**1,453,561**	**578,218**

December 31, 2000

	Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2000	Number Exercisable at December 31, 2000
$	4.30	24-Feb-00	24-Feb-10	9.2	686,000	-
$	11.50	25-Feb-99	25-Feb-04	3.2	352,000	117,333
$	18.78	23-Apr-98	23-Apr-03	2.3	16,000	10,666
$	14.50	19-Feb-98	19-Feb-03	2.2	201,000	134,000
$	8.40	24-Apr-97	24-Apr-02	1.3	6,000	6,000
$	8.75	20-Feb-97	20-Feb-02	1.2	57,003	57,003
$	4.00	18-Jul-96	18-Jul-01	0.5	53,335	53,335
Total				**5.3**	**1,371,338**	**378,337**

At December 31, 2002, 2001 and 2000 the number of options exercisable is 886,538, 578,218 and 378,337, respectively, with weighted average prices of $10.58, $10.87 and $11.25, respectively.

Canadian generally accepted accounting principles permit the use of the intrinsic value based method, provided pro forma disclosures of net income and earnings per share are made as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	2002	2001	2000
Net income			
As reported	$ 79,532	$ 44,931	$ 27,470
Pro forma	77,642	43,874	26,820
Basic earnings per share			
As reported	$ 1.63	$ 1.21	$ 0.81
Pro forma	1.59	1.18	0.79
Diluted earnings per share			
As reported	$ 1.61	$ 1.19	$ 0.80
Pro forma	1.57	1.16	0.78

The per share weighted average fair value of options granted during 2002, 2001 and 2000 was $8.39, $5.14 and $3.40. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	5.54 %	5.25 %	5.37 %
Dividend yield	0.0 %	0.0 %	0.0 %
Volatility of the expected market price of the Company's Common shares	59.1 %	62.2 %	47.0 %
Expected option life (in years)	5.4	5.5	4.0

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

(b) The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company's common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company's contribution is expensed as paid and for the years ended December 31, 2002, 2001 and 2000 totalled $367,000, $252,000 and $226,000, respectively.

5. Underwriting policy and reinsurance ceded:

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophe or other events that cause unfavourable underwriting results by reinsuring certain levels of risk in various areas of exposure, with other insurers. The Company is not relieved of its primary obligation to the policyholder as a result of the reinsurance transaction.

Failure of reinsurers to honour their obligations could result in losses to the Company, consequently, the Company continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvency.

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the net exposure of the Company to a maximum amount on any one loss of $500,000 and $1,000,000 in the event of property or liability claims for each of the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company has obtained catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $1,500,000 per occurrence to a maximum coverage of $40,000,000 for the year ended December 31, 2002 and a maximum coverage of $25,000,000 for the years ended December 31, 2001 and 2000. In the United States the Company's catastrophe reinsurance limits this exposure to U.S. $5,000,000, U.S. $1,310,000 and U.S.$1,000,000 for the years ended December 31, 2002, 2001 and 2000, respectively, per occurrence to a maximum coverage of U.S.$80,000,000, U.S.$15,000,000 and U.S.$7,500,000, respectively. For homeowners risk in Florida a separate maximum coverage was maintained during the year ended December 31, 2001 of U.S. $40,000,000.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Net premiums earned	$ 91,698	$ 51,099	$ 37,737
Claims incurred	33,256	35,705	17,312
Commissions and premium taxes	14,600	12,745	7,656

The amount of assumed premiums written was $198,086,000, $149,777,000 and $27,359,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The amount of assumed premiums earned was $215,790,000, $142,715,000 and $12,611,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

6. Income taxes:

(a) The Company's provision for income taxes, compared to statutory rates is summarized as follows:

	2002	2001	2000
Provision for taxes at Canadian statutory marginal income tax rate	$ 27,304	$ 22,621	$ 14,295
Non-taxable investment income	(802)	(252)	(302)
Foreign operations subject to different tax rates	(36,455)	(9,105)	(3,585)
Non-deductible goodwill amortization	–	2,756	2,762
Change in tax rates and other	1,157	(5,936)	(7,778)
Provision for income taxes	$ (8,796)	$ 10,083	$ 5,393

b) The components of future income tax balances are as follows:

	2002	2001
Future income tax assets:		
Losses carried forward	$ 34,089	$ 7,360
Unpaid claims and unearned premiums	33,633	17,306
Investments	1,713	1,095
Other	7,624	8,258
Future income tax assets	77,059	34,019
Future income tax liabilities		
Deferred policy acquisition costs	(12,248)	(8,593)
Unpaid claims and unearned premiums	(970)	(697)
Investments	(786)	(964)
Goodwill and intangible assets	(2,843)	–
Other	(707)	(679)
Future income tax liabilities	(17,554)	(10,933)
Net future income tax assets	$ 59,505	$ 23,086

(c) Amounts and expiration dates of the operating loss carryforward are as follows:

Year of net operating loss	Expiration date	Net operating loss
Canadian operations:		
2002	2009	$ 16,146
U.S. operations:		
1996	2010	$ 1,510
1997	2012	4,637
1998	2018	7,033
1999	2019	1,324
2000	2020	2,668
2001	2021	5,119
2002	2022	62,101

(d) If the Company believes that all of its future income tax assets will not result in future tax benefits, it must establish a valuation allowance for the portion of these assets that it thinks will not be realized. Based predominantly upon a review of the Company's anticipated future earnings, but also including all other available evidence, both positive and negative, the Company has concluded it is "more likely than not" that its net future income tax assets will be realized.

7. Unpaid claims:

(a) Nature of unpaid claims:

The establishment of the provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns. Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claim departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims which are less predictable.

Consequently, the process of establishing the provision for unpaid claims is complex and imprecise as it relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b) Provision for unpaid claims:

The Company completes an annual evaluation of the adequacy of unpaid claims at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims for the years ended December 31, 2002, 2001 and 2000 were as follows:

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

	2002	2001	2000
Unpaid claims – beginning of year – net	$ 487,229	$ 342,776	$ 324,572
Net unpaid claims of subsidiaries acquired	207,840	–	–
Provision for claims occurring:			
In the current year	1,152,507	568,942	373,431
In prior years	101,079	33,874	(3,386)
Claims paid during the year relating to:			
The current year	(491,352)	(303,793)	(207,968)
The prior years	(382,051)	(139,301)	(149,708)
Currency translation adjustment	(8,896)	15,221	5,535
Unpaid claims – end of year – net	1,066,356	487,229	342,776
Reinsurers' and other insurers			
share of unpaid claims	134,198	102,734	92,546
Unpaid claims – end of year	$ 1,200,554	$ 589,963	$ 435,322

The results for the years ended December 31, 2002 and 2001 were adversely affected by the evaluation of unpaid claims related to prior years. The adverse development of Ontario auto claims (including motorcycle, commercial auto and long haul trucking) was the primary reason for the unpaid claims deficiency. Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. Also, we identified significantly increased frequency and severity trends in health care cost in Ontario beginning in 2000, where we are required to offer unlimited coverage and much higher liability limits than our other markets. The numerous changes to Ontario automobile legislation and court decisions throughout the 1990's has inhibited the Canadian insurance industry's ability to accurately predict the ultimate claims liabilities associated with Ontario automobile policies, which includes automobile, trucking and motorcycle risks. As changes to Ontario automobile policies have occurred, the changes have been reflected in our assessment of unpaid claims for current and prior years as well as our assessment of claims that occur in future periods. As a result, we increased our estimate for unpaid claims relating to automobile third party liability claims incurred prior to 2002. The estimated provisions related to automobile accident benefit claims were also increased as the inflation rate and severity factors previously utilized were found to be inadequate. We increased our reserves related to tort liability and revised our expected loss estimates for automobile accident benefit claims in our 2002 unpaid claims liabilities to account for the upward changes in both health care cost inflation and severity.

With the introduction of Bill 59 in November 1996, the insurance industry in Ontario expected that tort liability claims would be dramatically reduced from previously experienced, except in cases of catastrophic injuries, and settlement procedures related to accident benefit claims would provide more controls over health care costs and disability payments to claimants than under previous legislation. Both of these expectations proved inaccurate based on losses incurred from 1997 to 2001 that developed in subsequent periods. We recognized these losses as the information supporting the unpaid claims deficiency became available. We continue to re-evaluate the unpaid claims provision in light of the changing environmental and legislative landscape.

Another material contributor to the adverse development of unpaid claims liabilities in 2002, related to claims incurred in 2001 and prior years', was non-standard auto policies written in Southeastern United States. Adverse development of unpaid losses incurred in 2001 accounted for approximately $30 million in 2002 reported incurred losses. Similar to Ontario, Florida has experienced a significant acceleration in fraudulent claims activity over the last several years. Although we have taken steps to combat this development, the unfavorable legal environment resulted in the inflation of claims payments beyond our original estimates. We have reflected the revised claim estimates related to unpaid automobile liability (personal injury protection) claims in our 2002 unpaid claims liabilities.

These increases (decreases) in prior accident year incurred claims, which amounted to $101.1 million, $33.9 million and ($3.4 million), were recognized during the years ended December 31, 2002, 2001 and 2000, respectively.

The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

Year Ended December 31, 2002

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1997 and prior	$ 3,210	$ (487)	$ (108)	$ 4,402	$ (583)	$ 687	$ (3)	$ 7,118
1998	(71)	3,346	2,675	1,068	35	579	133	7,765
1999	396	1,177	1,692	2,212	71	965	8	6,521
2000	1,864	3,107	6,096	13,654	(55)	261	(520)	24,374
2001	336	4,575	6,051	42,981	1,023	362	(27)	55,301
Total	$ 5,735	$ 11,718	$ 16,406	$ 64,317	$ 458	$ 2,854	$ (409)	$ 101,079

Year Ended December 31, 2001

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1996 and prior	$ 35	$ (9)	$ (120)	$ 1,256	$ 5)	$ 546	$ 38	$ 1,740
1997	66	365	303	1,868	43	128	(10)	2,783
1998	1,480	255	470	4,881	(92)	168	11	7,173
1999	1,447	1,919	(161)	4,942	(305)	603	41	8,483
2000	553	1,923	1,991	9,119	130	269	(290)	13,695
Total	$ 3,581	$ 4,473	$ 2,483	$ 22,066	$ (233)	$ 1,714	$ (210)	$ 33,874

Year Ended December 31, 2000

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property	Liability	Other	Total
1995 and prior	$ 379	$ -	($ 462)	$ 8,162	$ (45)	$ 57	$ (61)	$ 8,030
1996	(228)	22	(359)	(497)	(68)	(7)	(9)	(1,147)
1997	563	479	(719)	(6,853)	(159)	106	(149)	(6,732)
1998	16	5,804	(581)	(5,766)	(343)	109	(308)	(1,074)
1999	(745)	(5,674)	(297)	6,006	(1,421)	508	(850)	(2,463)
Total	$ (15)	$ 631	$ (2,408)	$ 1,052	$ (2,042)	$ 773	$ (1,377)	$ (3,386)

(c) The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

8. Acquisitions:

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. ("Hamilton"). All consideration will be paid in cash, part of which was paid at closing, with the remainder to be paid based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration payable for the years ended December 31, 2002, 2001 and 2000 was $2,369,000, $2,336,000 and $2,197,000, respectively. At December 31, 2002 contingent consideration based on earnings is not expected to be payable.

On April 5, 2002, the Company acquired all of the outstanding common and preferred shares of American Country Holdings, Inc. for a purchase price of $37.8 million. The results of American Country's operations have been included in the consolidated financial statements since March 31, 2002. American Country owns all the outstanding shares of American Country Insurance Company, an insurer of taxicabs based in Chicago, Illinois.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition:

Cash and investments	$	216,885
Accounts receivable		102,956
Other tangible assets		35,708
Intangible assets		
Contracts		3,782
Insurance licenses		3,553
Goodwill		20,110
Total assets		383,024
Bank indebtedness		15,794
Insurance liabilities		304,200
Accounts payable		22,454
Other liabilities		570
Total liabilities		343,018
Purchase price	$	40,006

9. Segmented information:

The Company provides property and casualty insurance and other insurance related services in three reportable segments: Canada, the United States and corporate and other insurance related services. The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The segmented information for December 31, 2002 is summarized as follows:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 490,754	$ 1,633,937	$ -	$ 2,124,691
Net premiums earned	415,227	1,322,527	-	1,737,754
Investment income (loss)	24,059	41,583	(787)	64,855
Net realized gains (losses)	(2,574)	17,084	1,749	16,259
Interest expense	-	10,508	1,766	12,274
Net income tax expense (recovery)	(6,005)	(3,751)	960	(8,796)
Amortization of capital assets and deferred charges	748	7,529	1,081	9,358
Amortization of intangible assets	-	716	-	716
Net income (loss)	(13,042)	68,708	3,866	79,532
Total assets	$1,299,918	$ 1,670,807	$ 13,709	$ 2,984,434
Additions to goodwill	-	20,110	-	20,110
Additions to intangible assets	-	7,335	-	7,335

The segmented information for December 31, 2001 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 356,049	$ 709,213	$ -	$ 1,065,262
Net premiums earned	321,926	550,904	-	872,830
Investment income	25,035	27,289	229	52,553
Net realized gains	7,579	4,426	74	12,079
Interest expense	-	10,262	1,137	11,399
Net income tax expense	2,941	6,730	412	10,083
Goodwill amortization	701	5,105	50	5,856
Amortization of capital assets and deferred charges	644	3,132	1,361	5,137
Net income	14,925	27,080	2,926	44,931
Total assets	$ 633,545	$ 1,075,538	$ 69,661	$ 1,778,744

The segmented information for December 31, 2000 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 289,416	$ 353,606	$ -	$ 643,022
Net premiums earned	251,898	288,071	-	539,969
Investment income	21,835	22,327	414	44,576
Net realized gains	5,885	4,559	-	10,444
Interest expense	-	10,283	1,125	11,408
Net income tax expense (recovery)	4,079	1,690	(376)	5,393
Goodwill amortization	705	4,764	-	5,469
Amortization of capital assets and deferred charges	1,314	2,718	89	4,121
Net income	18,488	7,619	1,363	27,470
Total assets	$ 498,596	$ 649,663	$ 25,663	$ 1,173,926
Additions to goodwill	-	2,271	-	2,271

The Company's gross premiums written are derived from the following business lines and geographical areas:

	2002	2001	2000
Business Line			
Personal Lines:			
Non-Standard Auto	39 %	51 %	56 %
Standard Auto	2 %	3 %	6 %
Motorcycle	2 %	4 %	6 %
Property (including Liability)	2 %	3 %	3 %
Warranty	1 %	2 %	3 %
Other Specialty Lines	1 %	1 %	2 %
Total Personal Lines	47 %	64 %	76 %
Commercial Lines:			
Trucking	32 %	24 %	13 %
Commercial Auto	8 %	5 %	3 %
Property (including Liability)	11 %	5 %	6 %
Other Specialty Lines	2 %	2 %	2 %
Total Commercial Lines	53 %	36 %	24 %
Total Gross Premiums Written	100 %	100 %	100 %

	2002	2001	2000
Geographical Area			
United States:			
Florida	12 %	13 %	9 %
Illinois	11 %	15 %	20 %
California	11 %	4 %	0 %
Texas	7 %	6 %	8 %
South Carolina	4 %	5 %	2 %
Alabama	3 %	4 %	4 %
Pennsylvania	3 %	3 %	4 %
Other	26 %	17 %	10 %
Total United States	77 %	67 %	55 %
Canada:			
Ontario	10 %	16 %	24 %
Alberta	6 %	7 %	9 %
Quebec	5 %	3 %	9 %
Other	2 %	2 %	3 %
Total Canada	23 %	33 %	45 %
Total Gross Premiums Written	100 %	100 %	100 %

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

10. Indebtedness:

(a) Bank indebtedness:

On February 23, 1999, the Company entered into a U.S.$100 million unsecured credit facility with a syndicate of banks. Under this facility the Company has the option to borrow at a floating rate equivalent to the banks prime rate or for a fixed term at a fixed rate of LIBOR plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher. The facility is for a fixed term of five years and one day and was fully drawn on March 5, 1999 for general corporate purposes. During each of the years ended December 31, 2002, 2001 and 2000 the Company repaid U.S.$5 million, and has the obligation to make principal repayments of U.S.$5 million in the year 2003, prior to the maturity of the facility on February 23, 2004.

In March, 1999, the Company entered into interest rate swap contracts whereby the Company fixed its rate on this U.S.$100 million debt at 5.91% plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher, for the period of the facility. The fair values of the liabilities under the swap contracts at December 31, 2002, 2001 and 2000 were $8,632,000, $7,479,000 and $169,000, respectively.

In May, 2002, the Company entered into a $66.5 million revolving credit facility with a syndicate of banks. The facility is a 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. As at December 31, 2002, $33,076,000 was outstanding under this facility with an effective interest rate of approximately 3%.

(b) Senior unsecured debentures:

On December 6, 2002, the Company issued $78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at the Company's option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears. The net proceeds to the Company were $77,087,420.

(c) Subordinated indebtedness:

On December 4, 2002, a subsidiary trust of the Company issued U.S.$15 million of capital securities to a third party in a private transaction. A U.S.$15 million floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debenture bears interest through March 4, 2003 at the rate of 5.42375%. Thereafter, the rate will be the London interbank offered interest rate for three-month U.S. dollar deposits, plus 4%, but until December 4, 2007, the interest rate will not exceed 12.5%. The Company has the right to call the securities at par after five years.

11. Contingent liabilities:

(a) Legal Proceedings:

In connection with its operations, the Company and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and the Company does not believe that it will incur any significant additional loss or expense in connection with such actions.

(b) Statutory Requirements:

Statutory policyholders' capital and surplus of the Company's insurance subsidiaries was $654.3 million and $456.9 million at December 31, 2002 and 2001, respectively.

Minimum asset and capital requirements were met in all jurisdictions in which the Company's subsidiaries operate. For the year 2003, under the various insurance regulatory restrictions, based on our December 31, 2002 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $180.3 million.

(c) Letters of Credit:

At December 31, 2001 the Company had entered into a U.S.$175 million letter of credit facility. On October 4, 2002 this was replaced by a syndicated U.S. $350 million facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2002 and 2001 the letter of credit facility utilization was U.S.$304.6 million and U.S.$173.5 million, respectively.

Also from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2002 and 2001, the amount of pledged securities was U.S.$49.2 million and $nil, respectively.

12. Fair value disclosure:

The fair value of financial assets and liabilities, other than investments (note 2), unpaid claims (note 7) and interest rate swaps (note 10) approximate their carrying amounts.

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below:

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

		2002		2001		2000
Net income based on Canadian GAAP	$	79,532	$	44,931	$	27,470
Impact on net income of U.S. GAAP adjustments, net of tax						
Deferred start-up costs (note 13(a))		1,052		1,037		911
Goodwill amortization (note 13(b))		-		116		110
Equity accounting (note 13(c))		1,237		281		(883)
Net income based on U.S. GAAP	$	81,821	$	46,365	$	27,608
Other comprehensive income adjustments:						
Change in unrealized gain on investments classified as available for sale (note (13d))		20,973		11,996		24,098
Change in fair value of interest rate swaps		(1,152)		(7,479)		-
Less: related future income taxes		(4,949)		(2,512)		(6,036)
Other comprehensive income adjustments		14,872		2,005		18,062
Currency translation adjustments in the period		(4,409)		11,447		3,182
Other comprehensive income		10,463		13,452		21,244
Total comprehensive income	$	92,284	$	59,817	$	48,852
Basic earnings per share based on U.S. GAAP net income	$	1.68	$	1.25	$	0.81
Diluted earnings per share based on U.S. GAAP net income	$	1.66	$	1.22	$	0.80

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2002	2001
Shareholders' equity based on Canadian GAAP	$ 612,925	$ 536,842
Other comprehensive income	16,558	1,686
Cumulative net income impact:		
Deferred start-up costs (note 13(a))	(1,981)	(3,033)
Goodwill amortization (note 13(b))	(1,213)	(1,213)
Equity accounting (note 13(c))	635	(602)
Shareholders' equity based on U.S. GAAP	$ 626,924	$ 533,680

Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company's balance sheet. The total cumulative other comprehensive income amounts to $27,648,000 and $17,185,000 as at December 31, 2002 and 2001, respectively.

(a) Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred.

(b) Goodwill amortization:

As per Note 1(e), effective January 1, 2002, all existing goodwill which is currently included in the Company's Consolidated Balance Sheets ceased to be amortized to income over time for both Canadian and U.S. GAAP, and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value will be charged to income in the period in which the impairment is determined. The Company adopted this new standard prospectively. As a result of the adoption of this new standard, no goodwill amortization was recorded in the twelve months ended December 31, 2002.

Under Canadian GAAP, guarantee fund assessment liabilities were estimated and accrued at the date of acquisition, which resulted in an increase in the amount of goodwill recorded. Under U.S. GAAP, such costs are expenses in the periods in which the liabilities are estimated.

Prior to January 1, 2002, under Canadian GAAP, the amortization of goodwill was shown as the final item in the Statement of Operations, net of applicable taxes, whereas under U.S. GAAP this presentation was not permitted and the applicable taxes would be included in the income tax expense on the Statement of Operations. As a result, under U.S. GAAP, the applicable taxes of $818,000 and $737,000 for the twelve months ended December 31, 2001 and 2000, respectively, would be reclassified to increase the goodwill amortization and decrease the income tax expenses. Goodwill amortization would be classified with expenses under U.S. GAAP.

(c) Equity accounting:

Under Canadian GAAP, the Company's 25% equity investment in an investee is carried at cost as the Company does not have significant influence over the investee. Under U.S. GAAP we are deemed to have significant influence because the Company's equity investment exceeds 20%, and the equity method of accounting is used. This method recognizes the Company's share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, and prior to December 31, 2001 was being amortized over a period of 10 years.

(d) Portfolio investments:

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

(e) Accounting for Derivative Instruments and Hedging Activities:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statements No. 137 and 138, which established accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company has purchased interest rate swap contracts that are designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The terms of the swaps match those of the unsecured credit facility, and were entered into to minimize the Company's exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income.

(f) Future accounting pronouncements:

The Company does not expect the adoption of any known proposed accounting pronouncements to have a material impact on its consolidated financial statements.

14. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Supplemental Financial Information

Eight Year Financial Highlights

(In thousands, except per share amounts)	2002	2001	2000	1999	1998	1997	1996	1995
Gross premiums written	$ 2,124,691	$ 1,065,252	$ 643,022	$ 508,595	$ 409,200	$ 210,795	$ 140,610	$ 60,049
Net premiums earned	1,737,754	872,830	539,969	445,557	314,651	174,462	107,679	46,063
Underwriting profit (loss)	2,612	7,637	(5,280)	(11,458)	19,075	7,319	4,707	1,560
Investment income	64,855	52,553	44,576	37,798	30,959	15,660	8,271	4,658
Net realized gains	16,259	12,079	10,444	950	6,640	6,176	2,778	255
Net income	79,532	44,931	27,470	13,598	31,011	22,151	11,162	3,767
Shareholders' equity	612,925	536,842	272,713	242,042	250,065	213,248	86,634	36,677
Total assets	2,984,434	1,778,744	1,173,926	1,071,710	1,012,776	511,229	248,233	95,601
Retained earnings	244,643	165,111	120,150	92,710	79,112	48,101	25,950	14,788
Claims ratio (%)								
Company	71.4%	70.6%	68.9%	68.4%	61.6%	65.3%	64.9%	66.5%
Industry - Canada	76.5%	77.4%	74.4%	73.5%	73.7%	70.8%	72.1%	72.8%
Expense ratio (%)								
Company	28.4%	28.5%	32.1%	34.2%	32.3%	30.5%	30.7%	30.1%
Industry - Canada	29.3%	31.4%	33.0%	33.2%	33.8%	32.4%	31.9%	32.0%
Combined ratio (%)								
Company	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%	95.6%	96.6%
Industry - Canada	105.8%	110.3%	107.8%	106.6%	107.5%	103.2%	104.0%	104.8%
Return on equity (%)								
Company	13.8%	13.3%	10.7%	5.5%	13.4%	16.5%	21.4%	19.8%
Industry - Canada	1.6%	3.0%	7.4%	6.4%	7.3%	13.1%	13.2%	11.6%
Investment yield (%)								
Total return yield**	6.1%	7.6%	10.6%	2.5%	7.5%	6.7%	10.4%	9.3%
Total realized return	4.9%	6.4%	7.5%	5.6%	8.0%	8.2%	8.3%	8.1%
Shareholders' equity per share								
At year end	$ 12.56	$ 11.03	$ 8.01	$ 7.12	$ 6.96	$ 5.95	$ 3.26	$ 1.90
Annual increase	13.9%	37.7%	12.5%	2.3%	17.0%	82.5%	71.6%	36.7%
Earnings per share								
Basic	$ 1.63	$ 1.21	$ 0.81	$ 0.38	$ 0.86	$ 0.74	$ 0.52	$ 0.31
Diluted	$ 1.61	$ 1.19	$ 0.80	$ 0.38	$ 0.86	$ 0.73	$ 0.49	$ 0.30
Weighted average number of shares outstanding								
Basic*	48,743	37,202	33,985	35,595	35,904	29,956	21,448	12,260
Diluted*	49,427	37,656	34,341	35,716	36,443	30,496	22,400	12,260

All financial information relating to the insurance industry for the years 1995 to 2001 was obtained from IAO Actuarial Consulting Services Inc., The Quarterly Report, 3rd Quarter, 2002. Information for the 2002 year was obtained from the preliminary estimates published by the Insurance Bureau of Canada, Perspective, March, 2003.

* In thousands, after giving retroactive effect to the 3 for 1 share subdivision on November 10, 1995 and the two for one share subdivisions on October 10, 1996 and May 8, 1998.

** Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

Supplemental Financial Information

Quarterly Results

(in thousands of dollars, except per share amounts)

	2001				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Gross premiums written	$ 216,035	$ 260,127	$ 297,522	$ 291,578	$ 416,397	$ 502,647	$ 605,566	$ 600,081
Net premiums earned	162,206	194,867	237,334	278,423	310,369	399,277	479,407	548,701
Net income	9,162	11,430	14,338	10,001	16,259	16,222	21,653	25,398
Earnings per share								
Basic	$ 0.27	$ 0.33	$ 0.37	$ 0.24	$ 0.33	$ 0.34	$ 0.44	$ 0.52
Diluted	0.27	0.33	0.36	0.23	0.33	0.33	0.44	0.51
Market price per share								
High	$ 10.65	$ 14.75	$ 16.00	$ 20.31	$ 20.60	19.45	18.00	13.87
Low	7.50	10.60	12.00	14.05	16.09	15.90	11.75	9.50
Close	10.65	13.20	15.52	20.00	17.25	17.20	13.05	13.69

Canadian & Reinsurance Operations Corporate Directory

Company	Directors		Officers	
Kingsway General Insurance Company 5310 Explorer Drive, Suite 200 Mississauga, Ontario Canada L4W 5H8 Tel. (905) 629-7888 Fax (905) 629-5008	David H. Atkins John L. Beamish Paul Iacono William G. Star James R. Zuhlke	Director Director Director Director Director	William G. Star G. Steven Smith Claude Smith W. Shaun Jackson Tom Mallozzi Ralph Golberg Jane Rogers Michael Rubenstein Shelly Gobin	President & C.E.O. Executive Vice President & C.O.O Vice President, C.F.O. & Secretary/Treasurer Vice President Vice President Vice President Assistant Vice President Assistant Vice President Assistant Secretary & Assistant Treasurer
York Fire & Casualty Insurance Company 5310 Explorer Drive, Suite 201 Mississauga, Ontario Canada L4W 5H8 Tel. (905) 629-8444 Fax (905) 629-5008	John L. Beamish Paul Iacono Bernard Gluckstein W. Shaun Jackson William G. Star	Director Director Director Director Director	William G. Star Eileen Lascelles W. Shaun Jackson Lorraine Skrzydlo Tom Walton	President & C.E.O. Executive Vice President & G.M. Vice President & C.F.O. Assistant Vice President & Secretary/Treasurer Assistant Vice President, Marketing
Jevco Insurance Company 2021 Union Avenue, Suite 1150 Montreal, Quebec Canada H3A 2S9 Tel. (514) 284-9350 Fax (514) 289-9257	David H. Atkins Thomas A. Di Giacomo W. Shaun Jackson Jean Larivière Jacques Muir J. Brian Reeve William G. Star	Director Director Director Director Director Director Director	William G. Star W. Shaun Jackson Jacques Muir Jean-Guy Leclerc	President & C.E.O. Executive Vice President & C.F.O. Vice President & General Manager Secretary/Treasurer
Kingsway Reinsurance Corporation Whitepark House, P.O.Box 1274 Bridgetown, Barbados West Indies Tel. (246) 436-9929 Fax (246) 436-9932	Nicholas Crichlow Kirk Cyrus W. Shaun Jackson David King William G. Star	Director Director Director Director Director	Kirk Cyrus Corporate Managers (Barbados) Ltd.	President Secretary
Kingsway Reinsurance (Bermuda) Ltd. Victoria Hall, 11 Victoria Street P.O. HM 1526 Hamilton, HM HX, Bermuda Tel. (441) 298-6640 Fax (441) 292-1563	Charles Collis W. Shaun Jackson Robert Johnson William G. Star Frederick Lemoine Lisa Marshall Clayton Price	Director Director Director Director Director Alt. Director Alt. Director	Andre J. Dill Catharine Lymbery	Secretary Assistant Secretary

U.S. Operations Directory

Kingsway America Inc.	W. Shaun Jackson	Director	James R. Zuhlke	President & C.E.O.
1515 Woodfield Road, Suite 820	William G. Star	Director	Brian Williamson	Chief Financial Officer
Schaumburg, Illinois USA 60173	James R. Zuhlke	Director	Peggy Klein	Sr. Vice President & C.I.O.
			W. Shaun Jackson	Vice President & Secretary
Tel. (847) 619-7610			G. Steven Smith	Vice President
Fax (847) 619-5275			Shelly Gobin	Assistant Secretary
			Susan King	Assistant Secretary

Universal Casualty Company	W. Shaun Jackson	Director	Marshall Romanz	President & C.E.O.
7280 North Caldwell	Marc Romanz	Director	Marc Romanz	Executive Vice President,
Niles, Illinois USA 60714	Marshall Romanz	Director		C.O.O & Secretary
	William G. Star	Director	Brian Germain	Vice President, Claims
Tel. (847) 647-5430	James R. Zuhlke	Director	Kent Lang	Vice President, Underwriting
Fax (847) 647-2571			Charles LaMantia	Treasurer

Southern United Fire Insurance Company	W. Shaun Jackson	Director	William G. Star	President
One Southern Way	Charles D. Jordan	Director	Richard Murray	Executive Vice President & C.O.O.
Mobile, Alabama USA 36619	Richard Murray	Director	Richard Bird	Vice President, & Secretary
	William G. Star	Director	Carrie Harper	Treasurer
Tel. (251) 661-8008	James R. Zuhlke	Director	James R. Zuhlke	Assistant Secretary
Fax (251) 662-6562				

American Service Insurance Company, Inc.	John T. Clark	Director	John T. Clark	President & C.E.O.
9801 West Higgins Road, 8th Floor	W. Shaun Jackson	Director	Jim Durkin	Vice President, Claims
Rosemont, Illinois USA 60018	William G. Star	Director	Tom Ossmann	Chief Operations Officer, VP
	B. Howard Zirn	Director		& Secretary
Tel. (847) 318-5800	James R. Zuhlke	Director	Carol Wiegel	Assistant Treasurer
Fax (847) 318-0200				

Lincoln General Insurance Company	Gary Bhojwani	Director	Gary Bhojwani	President & C.E.O
3350 Whiteford Road, P.O. Box 3849	W. Shaun Jackson	Director	Gary J. Orndorff	Executive Vice President,
York, Pennsylvania USA 17402-0138	Tim Kirk	Director		G.M. & Secretary
	Gary J. Orndorff	Director	Tim Kirk	Vice President, Claims
Tel. (717) 757-0000	J. Brian Reeve	Director	Mike Andrzejewski	Chief Financial Officer & Treasurer
Fax (717) 751-0165	William G. Star	Director	Roger Beck	Vice President
	James R. Zuhlke	Director	Kathy Phillips	Vice President

Hamilton Risk Management Company	Roberto Espin, Jr.	Director	Roberto Espin, Jr.	President
U.S. Security Insurance Company	W. Shaun Jackson	Director	Kevin Walton	Executive Vice President & G.M.
Appco Finance Corporation	William G. Star	Director	Alberto Naon	Vice President, Ins. Operations
3915 Biscayne Boulevard, 4th Floor	Kevin Walton	Director	Rachael Aldulaimi	Secretary/Treasurer
Miami, Florida USA 35137	James R. Zuhlke	Director		
Tel. (305) 572-2900				
Fax (305) 576-4595				

Avalon Risk Management, Inc.	Gary Bhojwani	Director	Scott Wollney	President
3701 Algonquin Road, Suite 900	W. Shaun Jackson	Director	W. Shaun Jackson	Treasurer
Rolling Meadows, Illinois USA 60008	William G. Star	Director	Denise Lee Hruby	Secretary
Tel. (888) 678-4020				
Fax (847) 670-9260				

American Country Insurance Company	Daniel R. DeLeo	Director	John A. Dore	President & CEO
500 W. Madison Street, Suite 600	John A. Dore	Director	Daniel R. DeLeo	Executive Vice President
Chicago, Illinois USA 60661-4544	W. Shaun Jackson	Director	Paul Romano	Vice President & Chief Financial
				Officer/Treasurer
Tel. (312) 373-4400	William G. Star	Director	Michael Francis	Vice President, Claims
Fax (312) 312-4434	James R. Zuhlke	Director	Joan Friedberger	Vice President, Underwriting
			Christine Gennett	Vice President, Actuary
			Ronald Gold	Secretary

Directors and Officers

Directors

William G. Star [3]
Chairman

F. Michael Walsh [1,3,4]
Lead Director

David H. Atkins [1,4]
Senior Advisor,
Lang Michener

John L. Beamish [2]
President, J. Llewellyn
Beamish & Associates Inc.

Thomas A. Di Giacomo [1,2,3]
President, Tadico Limited

Bernard Gluckstein [2]
Principal, Gluckstein & Associates

J. Brian Reeve [4]
Partner, Cassels Brock & Blackwell LLP

James R. Zuhlke
President & Chief Executive Officer
Kingsway America Inc.

Officers

William G. Star
President & Chief Executive Officer

W. Shaun Jackson
Executive Vice President &
Chief Financial Officer

Frank Amodeo
Vice President

John McGlynn
Vice President, Finance

G. Steven Smith
Vice President

Eileen Lascelles
Assistant Secretary

Denis Cloutier
Chief Actuary

Shelly Gobin
Assistant Vice President & Treasurer

Michael S. Slan
Secretary
Partner, Fogler, Rubinoff LLP

1 Member of the Audit Committee
2 Member of the Compensation and Management Resources Committee
3 Member the Investment Committee
4 Member of the Nominating Committee

Shareholder Information

Head Office
5310 Explorer Drive, Suite 200
Mississauga, Ontario L4W 5H8
Tel. (905) 629-7888
Fax (905) 629-5008

Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel. 1-800-663-9097
Email: caregistryinfo@computershare.com

Stock Exchange Listing
The Toronto Stock Exchange &
The New York Stock Exchange
Trading Symbol 'KFS'

General Counsel
Fogler, Rubinoff LLP

Auditors
KPMG LLP, Toronto

Appointed Actuary
Claudette Cantin
KPMG LLP, Toronto

Investor Relations
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

Internet Address
Website: www.kingsway-financial.com
E-mail: info@kingsway-financial.com

Common Shares Outstanding
48,794,212 as at December 31, 2002

Annual Meeting
The annual meeting of shareholders
will be held on Thursday, May 1, 2003
at 4:00 p.m. at the Design Exchange
234 Bay Street, Toronto, Ontario

Corporate Governance

Kingsway is fully committed to adopting and maintaining all appropriate corporate governance measures which comply with and exceed the Toronto Stock Exchange corporate governance guidelines (the "TSX Guidelines") and the currently proposed corporate governance standards of the New York Stock Exchange ("NYSE").

During the past twelve months alone, Kingsway has taken many steps to enhance its reputation as leader in corporate governance practices. The Company has adopted a statement of Corporate Governance Practices and has provided each of its employees with access to its Code of Business Conduct and Ethics which sets high standards for ethical behavior throughout the organization.

All Kingsway Board Committees comply with the requirements of the relevant guidelines with respect to composition and competency. The Committees (Audit, Compensation and Management Resources, Investment and Nominating) have each adopted a Committee Charter which expressly outlines their respective obligations to the board of directors and the Company. These obligations are described in the Company's management information circular circulated to shareholders in connection with the annual meeting of shareholders to be held on May 1, 2003.

The Chief Executive Officer and the Chief Financial Officer will also file with the Securities and Exchange Commission all certifications prepared in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 .